09045763

082-04835

RECEIVED
2009 APR -2 A 8:45

12-31-08
AR/S

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the separate balance sheets of Bangkok Bank Public Company Limited as at December 31, 2008 and 2007, and the related consolidated and the separate statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and the separate financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at December 31, 2008 and 2007 and the results of operations and the cash flows for the years then ended in conformity with generally accepted accounting principles.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
February 24, 2009

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
ASSETS				
CASH	41,505,777,530	35,715,065,257	41,413,640,369	35,655,288,356
INTERBANK AND MONEY MARKET ITEMS (Note 5.2)				
Domestic items				
Interest bearing	11,958,446,415	3,897,680,848	11,242,815,632	2,869,238,420
Non-interest bearing	5,802,221,571	8,751,870,341	5,775,055,428	8,705,343,160
Foreign items				
Interest bearing	87,323,172,311	159,287,865,092	84,013,533,009	149,335,319,979
Non-interest bearing	33,813,573,845	5,427,507,030	33,360,302,485	5,133,681,976
Total interbank and money market items, net	138,897,414,142	177,364,923,311	134,391,706,554	166,043,583,535
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 5.3)	-	10,200,000,000	-	10,200,000,000
INVESTMENTS (Notes 4.4, 5.4 and 5.23)				
Current investments, net	120,742,512,964	142,780,939,388	119,648,871,154	141,815,472,451
Long-term investments, net	162,697,991,330	168,898,965,501	160,841,013,942	168,569,191,818
Investments in subsidiaries and associated companies, net	400,895,991	320,905,096	5,967,910,955	5,955,912,155
Total investments, net	283,841,400,285	312,000,809,985	286,457,796,051	316,340,576,424
LOANS AND ACCRUED INTEREST RECEIVABLE (Notes 4.5 and 5.5)				
Loans	1,181,217,131,967	1,042,074,183,949	1,171,716,239,032	1,035,390,963,574
Accrued interest receivable	3,405,637,529	3,093,150,919	3,390,627,533	3,071,920,259
Total loans and accrued interest receivable	1,184,622,769,496	1,045,167,334,868	1,175,106,866,565	1,038,462,883,833
Less Allowance for doubtful accounts (Notes 4.6 and 5.6)	(53,980,193,802)	(63,386,788,774)	(53,397,707,855)	(62,916,227,881)
Less Revaluation allowance for debt restructuring (Notes 4.7 and 5.7)	(6,370,494,920)	(4,082,528,019)	(6,370,494,920)	(4,082,528,019)
Total loans and accrued interest receivable, net	1,124,272,080,774	977,698,018,075	1,115,338,663,790	971,464,127,933
PROPERTIES FOR SALE, NET (Notes 4.8 and 5.8)	35,980,626,529	40,300,456,745	29,619,628,265	33,785,933,570
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	492,888,127	554,290,541	492,888,127	554,290,541

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
ASSETS (CONTINUED)				
PREMISES AND EQUIPMENT, NET (Notes 4.9 and 5.9)	30,822,506,920	30,189,111,216	30,617,003,244	30,019,778,054
DERIVATIVE REVALUATION	9,477,789,053	3,264,599,344	9,466,664,788	3,250,140,537
OTHER ASSETS, NET	11,820,674,956	8,684,084,981	12,045,520,382	8,484,945,155
TOTAL ASSETS	1,677,111,158,316	1,595,971,359,455	1,659,843,511,570	1,575,798,664,105

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	**2007**	**2008**	**2007**
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 5.10)				
Deposits in Baht	1,201,005,321,090	1,166,308,888,430	1,202,286,347,062	1,166,671,970,588
Deposits in foreign currencies	121,282,115,636	111,062,402,707	109,190,368,299	100,396,402,970
Total deposits	1,322,287,436,726	1,277,371,291,137	1,311,476,715,361	1,267,068,373,558
INTERBANK AND MONEY MARKET ITEMS (Note 5.11)				
Domestic items				
Interest bearing	12,180,444,132	16,562,820,585	12,602,103,539	16,571,671,840
Non-interest bearing	4,659,954,272	3,828,442,247	4,567,032,580	3,859,272,198
Foreign items				
Interest bearing	36,122,222,161	41,010,407,201	32,691,582,827	34,903,574,401
Non-interest bearing	2,936,791,121	2,754,732,919	3,023,639,007	2,772,795,632
Total interbank and money market items	55,899,411,686	64,156,402,952	52,884,357,953	58,107,314,071
LIABILITIES PAYABLE ON DEMAND	5,449,818,357	5,703,009,711	5,425,272,183	5,589,614,937
BORROWINGS (Note 5.12)				
Short-term borrowings	59,833,857,213	34,072,317,253	58,934,808,633	33,411,659,928
Long-term borrowings	9,293,587,493	8,643,062,992	9,293,587,493	8,643,062,992
Total borrowings	69,127,444,706	42,715,380,245	68,228,396,126	42,054,722,920
BANK'S LIABILITIES UNDER ACCEPTANCES	492,888,127	554,290,541	492,888,127	554,290,541
PROVISIONS FOR CONTINGENCIES (Note 4.12)	4,106,244,008	4,000,336,839	4,106,244,008	4,000,336,839
INTEREST PAYABLE	6,992,427,041	9,497,535,440	6,907,939,968	9,413,263,337
DERIVATIVE REVALUATION	15,189,633,160	3,035,426,400	15,174,092,865	3,020,932,430
OTHER LIABILITIES	21,962,839,771	22,300,746,644	21,970,283,479	21,598,187,226
TOTAL LIABILITIES	1,501,508,143,582	1,429,334,419,909	1,486,666,190,070	1,411,407,035,859

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS (CONTINUED)
AS AT DECEMBER 31, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5.17)				
Registered share capital				
1,655,000 preferred shares of Baht 10 each	16,550,000	16,550,000	16,550,000	16,550,000
3,998,345,000 ordinary shares of Baht 10 each	39,983,450,000	39,983,450,000	39,983,450,000	39,983,450,000
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,428,940	19,088,428,940	19,088,428,940	19,088,428,940
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 4.9)	10,191,315,292	10,192,264,052	10,191,315,292	10,192,264,052
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 4.9)	5,493,374,080	6,398,380,954	5,493,374,080	6,398,380,954
UNREALIZED GAINS ON INVESTMENT (Note 4.4)	11,304,108,588	13,403,432,788	11,279,496,895	13,402,527,821
UNREALIZED LOSSES ON INVESTMENT (Note 4.4)	(5,417,385,324)	(1,620,858,783)	(5,412,797,443)	(1,619,628,016)
FOREIGN EXCHANGE ADJUSTMENT	(1,566,130,508)	(1,938,656,473)	(1,107,235,741)	(1,492,457,931)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,399,683	45,399,683	-	-

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve (Notes 5.20 and 5.21)	13,000,000,000	12,000,000,000	13,000,000,000	12,000,000,000
Others (Notes 5.20 and 5.21)	46,500,000,000	36,500,000,000	46,500,000,000	36,500,000,000
Unappropriated	19,987,235,168	15,564,818,998	17,798,507,464	13,575,880,413
TOTAL	174,972,577,932	165,979,442,172	173,177,321,500	164,391,628,246
MINORITY INTEREST	630,436,802	657,497,374	-	-
TOTAL SHAREHOLDERS' EQUITY	175,603,014,734	166,636,939,546	173,177,321,500	164,391,628,246
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,677,111,158,316	1,595,971,359,455	1,659,843,511,570	1,575,798,664,105
OFF-BALANCE SHEET ITEMS-CONTINGENCIES (Note 5.22)				
AVALS TO BILLS AND GUARANTEES OF LOANS	6,243,315,311	5,920,176,377	6,029,007,558	5,920,176,377
LIABILITY UNDER UNMATURED IMPORT BILLS	10,554,999,645	11,501,561,479	10,424,147,456	11,321,402,896
LETTERS OF CREDIT	26,113,156,160	35,765,537,365	25,909,639,430	35,379,011,450
OTHER CONTINGENCIES	1,006,601,570,452	983,464,483,137	1,004,071,599,003	979,727,794,418

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
INTEREST AND DIVIDEND INCOME				
Interest on loans	64,205,996,002	58,673,344,278	63,648,835,049	58,366,993,465
Interest on interbank and money market items	5,181,352,849	8,546,086,546	4,981,464,282	8,350,264,479
Investments	11,234,336,681	13,031,637,374	11,281,509,401	13,001,551,329
Total interest and dividend income	80,621,685,532	80,251,068,198	79,911,808,732	79,718,809,273
INTEREST EXPENSES				
Interest on deposits	23,886,073,222	29,295,798,029	23,552,798,998	29,021,707,713
Interest on interbank and money market items	774,192,829	1,922,996,194	611,851,397	1,832,524,894
Interest on short-term borrowings	1,622,083,481	583,891,080	1,610,919,319	595,477,419
Interest on long-term borrowings	1,412,278,656	1,434,911,691	1,412,278,656	1,434,911,691
Total interest expenses	27,694,628,188	33,237,596,994	27,187,848,370	32,884,621,717
NET INTEREST AND DIVIDEND INCOME	52,927,057,344	47,013,471,204	52,723,960,362	46,834,187,556
BAD DEBT AND DOUBTFUL ACCOUNTS (Notes 4.6 and 5.6)	663,045,042	6,065,748,769	493,676,888	5,827,556,878
LOSS ON DEBT RESTRUCTURING (REVERSAL)	5,915,228,999	(486,628,742)	5,915,228,999	(486,628,742)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	46,348,783,303	41,434,351,177	46,315,054,475	41,493,259,420
NON-INTEREST INCOME				
Gain (loss) on investments	(2,983,612,584)	601,279,117	(2,975,935,976)	576,362,289
Equity in undistributed net income	92,327,317	92,790,855	-	-
Fees and service income				
Acceptances, aval and guarantees	92,023,939	72,393,650	92,023,939	72,393,650
Others	18,258,480,482	16,621,100,305	17,129,612,022	15,555,975,771
Gain on exchange	4,315,273,000	4,019,839,336	4,255,742,432	3,960,687,329
Gain on disposal of assets	1,329,928,788	1,320,872,601	1,267,138,634	1,215,708,459
Other income	461,397,562	427,813,081	433,627,582	413,505,991
Total non-interest income	21,565,818,504	23,156,088,945	20,202,208,633	21,794,633,489

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2008	2007	2008	2007
NON-INTEREST EXPENSES					
Personnel expenses		14,186,574,775	12,453,472,268	13,592,587,065	11,904,966,240
Premises and equipment expenses		7,236,010,139	6,476,761,688	7,063,617,038	6,317,111,819
Taxes and duties		2,699,064,388	3,051,840,794	2,596,390,715	2,995,544,951
Fees and service expenses		4,027,676,794	3,834,401,620	3,953,053,042	3,784,429,581
Directors' remuneration		96,393,247	96,180,350	87,750,000	86,950,000
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund		4,773,583,032	4,716,224,566	4,773,583,032	4,716,224,566
Other expenses		5,405,797,556	5,403,837,502	5,325,955,515	5,263,882,189
Total non-interest expenses		38,425,099,931	36,032,718,788	37,392,936,407	35,069,109,346
INCOME BEFORE INCOME TAX		29,489,501,876	28,557,721,334	29,124,326,701	28,218,783,563
INCOME TAX EXPENSES		9,165,135,768	9,219,801,502	9,081,126,612	9,117,416,056
NET INCOME		20,324,366,108	19,337,919,832	20,043,200,089	19,101,367,507
ATTRIBUTABLE TO					
Equity holders of the Bank		20,242,989,208	19,217,876,027	20,043,200,089	19,101,367,507
Minority interest		81,376,900	120,043,805	-	-
		20,324,366,108	19,337,919,832	20,043,200,089	19,101,367,507
BASIC EARNINGS PER SHARE (Note 4.20)	**BAHT**	10.60	10.07	10.50	10.01
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**SHARES**	1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Baht

CONSOLIDATED FINANCIAL STATEMENTS

	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investment	Unrealized Losses on Investment	Foreign Exchange Adjustment	Unrealized Gains Resulting from the Sale of Shares of a Subsidiary to the Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Others	Retained Earnings Unappropriated	Total equity attributable to the Bank's shareholders	Minority Interest	Total
Beginning balance as at January 1, 2007	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	8,897,587,590	(1,811,093,580)	(985,608,563)	45,399,683	11,000,000,000	26,500,000,000	11,693,726,746	148,267,852,012	646,924,355	148,914,776,367
Unrealized increment per premises appraisal	-	-	-	(902,534,177)	-	-	-	-	-	-	-	(902,534,177)	-	(902,534,177)
Unrealized gains (losses) on investment	-	-	-	-	4,505,845,198	190,234,797	-	-	-	-	-	4,696,079,995	240,716	4,696,320,711
Foreign exchange adjustment	-	-	-	-	-	-	(953,047,910)	-	-	-	-	(953,047,910)	-	(953,047,910)
Gains (losses) recognised in equity	-	-	-	(902,534,177)	4,505,845,198	190,234,797	(953,047,910)	-	-	-	-	2,840,497,908	240,716	2,840,738,624
Net income	-	-	-	-	-	-	-	-	-	-	19,217,876,027	19,217,876,027	120,043,805	19,337,919,832
Total recognised gains (losses) for the year	-	-	-	(902,534,177)	4,505,845,198	190,234,797	(953,047,910)	-	-	-	19,217,876,027	22,058,373,935	120,284,521	22,178,658,456
Appropriation for the previous year														
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,340,475,065)	(3,340,475,065)	-	(3,340,475,065)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Appropriation for the current year														
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)	(75,522,793)	(1,984,365,687)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	902,534,184	902,534,184	-	902,534,184
Change in minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(34,188,709)	(34,188,709)
Ending balance as at December 31, 2007	19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	13,403,432,788	(1,620,858,783)	(1,938,656,473)	45,399,683	12,000,000,000	36,500,000,000	15,564,818,998	165,979,442,172	657,497,374	166,636,939,546
												-		-
Beginning balance as at January 1, 2008	19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	13,403,432,788	(1,620,858,783)	(1,938,656,473)	45,399,683	12,000,000,000	36,500,000,000	15,564,818,998	165,979,442,172	657,497,374	166,636,939,546
Unrealized increment per land appraisal	-	-	(948,760)	-	-	-	-	-	-	-	-	(948,760)	-	(948,760)
Unrealized increment per premises appraisal	-	-	-	(905,006,874)	-	-	-	-	-	-	-	(905,006,874)	-	(905,006,874)
Unrealized gains (losses) on investment	-	-	-	-	(2,099,324,200)	(3,796,526,541)	-	-	-	-	-	(5,895,850,741)	(2,596,252)	(5,898,446,993)
Foreign exchange adjustment	-	-	-	-	-	-	372,525,965	-	-	-	-	372,525,965	-	372,525,965
Gains (losses) recognised in equity	-	-	(948,760)	(905,006,874)	(2,099,324,200)	(3,796,526,541)	372,525,965	-	-	-	-	(6,429,280,410)	(2,596,252)	(6,431,876,662)
Net income	-	-	-	-	-	-	-	-	-	-	20,242,989,208	20,242,989,208	81,376,900	20,324,366,108
Total recognised gains (losses) for the year	-	-	(948,760)	(905,006,874)	(2,099,324,200)	(3,796,526,541)	372,525,965	-	-	-	20,242,989,208	13,813,708,798	78,780,648	13,892,489,446
Appropriation for the previous year														
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)	-	(3,817,685,788)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Appropriation for the current year														
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)	(105,841,220)	(2,014,684,114)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	905,006,884	905,006,884	-	905,006,884
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	948,760	948,760	-	948,760
Ending balance as at December 31, 2008	19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	11,304,108,588	(5,417,385,324)	(1,566,130,508)	45,399,683	13,000,000,000	46,500,000,000	19,987,235,168	174,972,577,932	630,436,802	175,603,014,734

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Baht

	SEPARATE FINANCIAL STATEMENTS										
								Retained Earnings			Total
								Appropriated		Unappropriated	
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investment	Unrealized Losses on Investment	Foreign Exchange Adjustment	Legal Reserve	Others		
Beginning balance as at January 1, 2007	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	8,896,238,346	(1,810,525,571)	(599,160,311)	11,000,000,000	26,500,000,000	9,821,296,680	146,735,689,280
Unrealized increment per premises appraisal	-	-	-	(902,534,177)	-	-	-	-	-	-	(902,534,177)
Unrealized gains (losses) on investment	-	-	-	-	4,506,289,475	190,897,555	-	-	-	-	4,697,187,030
Foreign exchange adjustment	-	-	-	-	-	-	(893,297,620)	-	-	-	(893,297,620)
Gains (losses) recognised in equity	-	-	-	(902,534,177)	4,506,289,475	190,897,555	(893,297,620)	-	-	-	2,901,355,233
Net income	-	-	-	-	-	-	-	-	-	19,101,367,507	19,101,367,507
Total recognised gains (losses) for the year	-	-	-	(902,534,177)	4,506,289,475	190,897,555	(893,297,620)	-	-	19,101,367,507	22,002,722,740
Appropriation for the previous year											
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	(3,340,475,065)	(3,340,475,065)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Appropriation for the current year											
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	902,534,185	902,534,185
Ending balance as at December 31, 2007	19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	13,402,527,821	(1,619,628,016)	(1,492,457,931)	12,000,000,000	36,500,000,000	13,575,880,413	164,391,628,246
Beginning balance as at January 1, 2008	19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	13,402,527,821	(1,619,628,016)	(1,492,457,931)	12,000,000,000	36,500,000,000	13,575,880,413	164,391,628,246
Unrealized increment per land appraisal	-	-	(948,760)	-	-	-	-	-	-	-	(948,760)
Unrealized increment per premises appraisal	-	-	-	(905,006,874)	-	-	-	-	-	-	(905,006,874)
Unrealized gains (losses) on investment	-	-	-	-	(2,123,030,926)	(3,793,169,427)	-	-	-	-	(5,916,200,353)
Foreign exchange adjustment	-	-	-	-	-	-	385,222,190	-	-	-	385,222,190
Gains (losses) recognised in equity	-	-	(948,760)	(905,006,874)	(2,123,030,926)	(3,793,169,427)	385,222,190	-	-	-	(6,436,933,797)
Net income	-	-	-	-	-	-	-	-	-	20,043,200,089	20,043,200,089
Total recognised gains (losses) for the year	-	-	(948,760)	(905,006,874)	(2,123,030,926)	(3,793,169,427)	385,222,190	-	-	20,043,200,089	13,606,266,292
Appropriation for the previous year											
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Appropriation for the current year											
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	905,006,884	905,006,884
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	948,760	948,760
Ending balance as at December 31, 2008	19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	11,279,496,895	(5,412,797,443)	(1,107,235,741)	13,000,000,000	46,500,000,000	17,798,507,464	173,177,321,500

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	29,489,501,876	28,557,721,334	29,124,326,701	28,218,783,563
Items to reconcile income before income tax to cash received (paid) from operating activities				
Depreciation and amortization expenses	3,482,846,754	3,466,800,937	3,426,832,773	3,418,503,549
Bad debt and doubtful accounts	663,045,042	6,065,748,769	493,676,888	5,827,556,878
Loss on debt restructuring (reversal)	5,915,228,999	(486,628,742)	5,915,228,999	(486,628,742)
Loss on foreign exchange	296,058,972	1,580,726,758	291,678,104	1,575,788,179
Amortization of discount on investment in debt securities	(1,706,847,780)	(3,109,235,780)	(1,700,047,472)	(3,125,651,709)
Unrealized gain on revaluation of trading securities	(55,980,732)	(47,635,863)	(54,261,824)	(34,589,212)
Unrealized loss (gain) on transfer of investment	29,439,762	(13,267,656)	29,439,762	(6,572,917)
Gain on disposal of securities for investment	(1,012,221,120)	(1,988,222,828)	(1,012,101,542)	(1,988,385,505)
Loss on impairment of investments	4,236,047,111	1,569,351,237	4,228,647,111	1,571,180,973
Equity in undistributed net income	(92,327,317)	(92,790,855)	-	-
Dividend income from associated companies	24,335,222	6,651,990	-	-
Loss on impairment of properties for sale	763,768,860	547,592,932	762,114,850	519,462,762
Gain on disposal of premises, equipment and leasehold	(14,249,454)	(14,179,978)	(12,312,535)	(12,770,348)
Loss on impairment of premises, equipment and leasehold	34,001,330	105,196,620	34,001,330	105,196,620
Loss on impairment of other assets	510,924,693	38,876,422	510,924,693	38,876,422
Loss on redemption prior to the maturity of subordinated bonds	567,459	-	567,459	-
Provisions for contingencies expenses	105,907,169	911,586,507	105,907,169	911,586,507
Interest and dividend income	(80,621,685,532)	(80,251,068,198)	(79,911,808,732)	(79,718,809,273)
Interest expenses	27,694,628,188	33,237,596,994	27,187,848,370	32,884,621,717
Proceeds from interest and dividend income	81,232,886,809	79,993,524,107	80,504,979,635	79,485,978,399
Interest expenses paid	(30,199,736,587)	(36,122,829,243)	(29,693,171,739)	(35,805,226,730)
Decrease (increase) in other accrued receivable	(33,582,102)	(11,325,919)	(510,193)	1,448,159
Increase in other accrued expenses	388,408,288	291,095,288	317,173,488	226,257,616
Income from operations before changes in operating assets and liabilities	41,130,965,910	34,235,284,833	40,549,133,295	33,606,606,908

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	37,722,779,383	(21,494,220,877)	30,928,652,532	(12,331,650,047)
Securities purchased under resale agreements	10,200,000,000	21,800,000,000	10,200,000,000	21,800,000,000
Current investments - trading securities	(27,001,677,513)	(55,061,576,490)	(26,918,969,350)	(54,883,786,403)
Loans	(156,871,741,685)	(91,614,775,794)	(154,001,111,370)	(88,617,821,885)
Properties for sale	6,861,565,821	5,104,923,897	6,709,676,684	4,519,659,746
Other assets	(10,090,174,608)	2,734,497,425	(10,554,906,808)	2,809,201,594
Increase (decrease) in operating liabilities				
Deposits	44,916,145,590	48,919,872,522	44,408,341,803	45,335,403,822
Interbank and money market items	(8,256,991,266)	14,645,164,610	(5,222,956,119)	9,036,044,110
Liabilities payable on demand	(253,191,355)	(505,980,603)	(164,342,754)	(590,368,870)
Short - term borrowings	25,795,308,338	26,187,067,137	25,542,596,321	25,526,409,812
Other liabilities	10,907,840,972	(246,659,231)	11,598,445,413	(1,111,904,878)
Cash used in operating activities before income tax	(24,939,170,413)	(15,296,402,571)	(26,925,440,353)	(14,902,206,091)
Income tax paid	(10,088,908,875)	(7,432,288,261)	(9,899,271,786)	(7,230,778,376)
Net cash used in operating activities	(35,028,079,288)	(22,728,690,832)	(36,824,712,139)	(22,132,984,467)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(128,713,862,753)	(140,762,558,587)	(127,166,418,372)	(140,392,321,674)
Proceeds from disposal of available-for-sale securities	132,503,692,279	197,769,123,673	132,392,495,383	197,088,250,596
Purchase of held-to-maturity debt securities	(17,082,088,080)	(51,454,032,633)	(8,999,247,148)	(43,763,151,579)
Proceeds from redemption of held-to-maturity debt securities	65,484,410,923	37,712,283,548	57,534,249,924	29,601,852,329
Purchase of general investments	(4,734,886,835)	(2,846,164,949)	(4,734,886,835)	(2,846,164,950)
Proceeds from disposal of general investments	2,642,288,207	1,829,433,250	2,642,288,207	1,829,433,250
Purchase of investments in subsidiaries and associated companies	(11,998,800)	(141,958,225)	(11,998,800)	(141,958,225)
Proceeds from disposal of investments in associated companies	80,000,000	-	80,000,000	-
Purchase of premises, equipment and leasehold	(3,634,904,635)	(2,185,042,667)	(3,544,382,510)	(2,139,345,785)
Proceeds from disposal of premises, equipment and leasehold	39,388,494	18,579,193	37,403,632	14,746,917
Net cash provided by investing activities	46,572,038,800	39,939,662,603	48,229,503,481	39,251,340,879

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	-	(9,346,842,032)	-	(9,346,842,032)
Cash paid for redemption prior to the maturity of subordinated bonds	(6,433,681)	-	(6,433,681)	-
Increase in borrowings	59,351,759	86,182,687	59,351,759	86,182,687
Dividend paid	(5,726,528,682)	(5,249,317,959)	(5,726,528,682)	(5,249,317,959)
Dividend paid for minority interest	(105,841,220)	(75,522,793)	-	-
Net cash used in financing activities	(5,779,451,824)	(14,585,500,097)	(5,673,610,604)	(14,509,977,304)
Effect on cash due to changes in the exchange rates	26,204,585	(25,268,306)	27,171,275	(24,986,149)
Net increase in cash	5,790,712,273	2,600,203,368	5,758,352,013	2,583,392,959
Cash as at January 1,	35,715,065,257	33,114,861,889	35,655,288,356	33,071,895,397
Cash as at December 31,	41,505,777,530	35,715,065,257	41,413,640,369	35,655,288,356

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at December 31, 2008 and 2007, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that Company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. In March 2008, the Ministry of Finance had considered but not approved such request, and required the Bank to dispose of the said shares expeditiously.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world.

2.1 The consolidated and the separate financial statements for the years ended December 31, 2008 and 2007 has been presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the Basis, Conditions and Procedures for the Preparation and Submission of Financial Statements Position and Results of Operations of Listed Companies B.E. 2544 dated January 22, 2001, and with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Holding Companies of Financial Industry dated August 3, 2008, to be effective for the preparation of financial statements for the accounting periods for the year 2008 onwards. In addition, the Bank has changed the presentation of some items in the financial statements for year ended December 31, 2007 presented herewith for comparison to comply with the aforementioned BOT's Notification.

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies.

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The actual results may differ from those estimates. The use of accounting judgments and estimates that are of significance are disclosed in Note 3. Further information about methods and key assumptions are set out in the relevant notes.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 New or revised accounting standards

2.2.1 Accounting standards to be applied for the financial statements of periods beginning on or after January 1, 2008, that are relevant to the Bank are as follows :

TAS 25	(Revised 2007)	Cash Flow Statements
TAS 29	(Revised 2007)	Leases
TAS 35	(Revised 2007)	Presentation of Financial Statements
TAS 39	(Revised 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41	(Revised 2007)	Interim Financial Reporting
TAS 43	(Revised 2007)	Business Combinations
TAS 51		Intangible Assets

The Bank has adopted the above accounting standards which have no material impact on the Bank's financial statements.

2.2.2 The Federation of Accounting Professions has issued the Notifications of Federation of Accounting Professions No. 86/2551 dated November 12, 2008 regarding the following accounting standards, which have been announced in the Royal Gazette and to be applied for the financial statements of periods beginning on or after January 1, 2009.

TAS 36 (Revised 2007) Impairment of Assets
TAS 54 (Revised 2007) Non-current Assets Held for Sale and Discontinued Operations

The above accounting standards will supersede the previously issued accounting standards when they become effective. They will be applied to the Bank's financial statements for the periods beginning on or after January 1, 2009. However, the Bank has considered the impact of the above accounting standards and has determined that they will have no material impact on the Bank's financial statements.

2.3 The consolidated financial statements for the years ended December 31, 2008 and 2007, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.

In addition, the consolidated financial statements for the years ended December 31, 2008 and 2007, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the years ended December 31, 2008 and 2007 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their audited financial statements for the year ended December 31, 2005.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which is registered in Malaysia.

The consolidated financial statements for the years ended December 31, 2008 and 2007 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the audited financial statements for the years ended December 31, 2007 and 2006, respectively.

2.4 The separate financial statements for the years ended December 31, 2008 and 2007 included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the cost method, net of valuation allowance for impairment.

2.5 The financial statements for the year ended December 31, 2007, presented herewith for comparison, had been reclassified to conform to the classifications applied in the financial statements for the year ended December 31, 2008, the presentation had been changed in accordance with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Holding Companies of Financial Industry dated August 3, 2008 and Thai Accounting Standard No. 25 (Revised 2007) regarding Cash Flow Statements as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		**SEPARATE FINANCIAL STATEMENTS**	
	Previous classification	**Current classification**	**Previous classification**	**Current classification**
BALANCE SHEETS				
AS AT DECEMBER 31, 2007				
Assets				
Derivative revaluation	229.2	3,264.6	229.2	3,250.1
Liabilities				
Derivative revaluation	-	3,035.4	-	3,020.9
Provisions for contingencies	-	4,000.3	-	4,000.3
Other liabilities	26,301.1	22,300.8	25,598.5	21,598.2

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	Previous classification	Current classification	Previous classification	Current classification
STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2007				
Net income	19,217.9	-	19,101.4	-
Income before income tax	-	28,557.7	-	28,218.8
Items to reconcile income before income tax to cash received (paid) from operating activities				
Interest and dividend income	-	(80,251.1)	-	(79,718.8)
Interest expenses	-	33,237.6	-	32,884.6
Proceeds from interest and dividend income	-	79,993.5	-	79,486.0
Interest expenses paid	-	(36,122.8)	-	(35,805.2)
Increase in accrued interest receivable and dividend income	(56.8)	-	(32.1)	-
Decrease (increase) in other accrued receivable	(11.2)	(11.3)	1.6	1.4
Decrease in accrued interest payable	(2,885.2)	-	(2,920.6)	-
Increase in other accrued expenses	2,078.6	291.1	2,112.9	226.3
Minority interest in net income of subsidiaries	120.0	-	-	-
Decrease (increase) in operating assets				
Other assets	3,364.0	2,734.5	3,433.0	2,809.2
Increase (decrease) in operating liabilities				
Other liabilities	(1,077.1)	(246.7)	(1,936.7)	(1,111.9)
Income tax paid	-	(7,432.3)	-	(7,230.8)

3. SIGNIFICANT USE OF ACCOUNTING JUDGMENTS AND ESTIMATES

3.1 Impairment of investments in securities

The Bank assesses the impairment of investments where objective evidence of impairment exists and determines that the investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires the Bank's judgment. In making this judgment, the Bank evaluates the volatility in the investment fair value and other factors which include the estimated future cash flows, the deterioration in the financial position of the issuer of the securities and the operating environment in the industry sector of the issuer.

3.2 Allowance for doubtful accounts

The determination of the allowance for doubtful accounts requires the use of various assumptions and judgments by the Bank, which includes the consideration of objective evidence indicating an adverse change in the capacity of the borrowers to repay loans, the estimated future cash flows to be received from the borrowers, the estimated cash flows from the collateral, the timing of future cash flows, the potential of additional future loss and the economic conditions that may have an impact on the loan default rate. The Bank reviews these estimates and assumptions on a regular basis.

3.3 Provisions for contingencies

The determination of the provisions for contingencies on the balance sheet requires the use of various assumptions and judgments by the Bank, taking into consideration the nature of transactions and the circumstances requiring the provisions, the probability of the outflow of economic benefits to settle such obligations and the estimate of the net future cash outflows. The consideration is based on the experience and information that is available at the time that the financial statements are being prepared. The provisions for contingencies is reviewed regularly. However, the actual results may differ from the estimates.

3.4 Fair value of financial instruments

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments depending on the characteristics of the financial instruments and the financial markets in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market have their fair values determined by the quoted market prices. For other types of financial instruments, the fair value is determined by using valuation techniques commonly used by market participants including the reference to the fair value of another instrument of a similar nature, the discounted cash flow analysis and pricing models.

The Bank uses its best judgment in estimating the fair values of financial instruments. However, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

4.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses including the contribution to the Financial Institutions Development Fund and the Deposit Protection Fund on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

4.3 Cash

Cash are cash on hand and cash in transit.

4.4 Investments

The Bank's investment portfolios, consisting of debt securities, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity debt securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

Investments in subsidiaries and associated companies in the separate financial statements are presented at the cost method, net of valuation allowances for impairment. Investments in associated companies in the consolidated financial statements are presented at the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per the Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

- For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

- Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

4.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 5.5).

4.6 Allowance for doubtful accounts

The BOT allows banks to classify loans and set up the allowance for doubtful accounts on an account-by-account basis or on a customer basis. In this respect, the Bank has chosen to classify loans and set up the allowance for doubtful accounts on a customer basis, such that all loans extended to a customer are classified at the lowest quality category of such customer and the allowance for doubtful accounts is determined according to the loan classification. The Bank also performs qualitative reviews of loans and commitments in accordance with the guidelines of the BOT.

As at December 31, 2008, the Bank had set up the minimum allowance for doubtful accounts in accordance with the BOT's Notification regarding the Classification and Allowance of Financial Institutions dated August 3, 2008 and the Notification regarding the Collateral Appraisal and Immovable Assets for Sale Received from Debt Repayment of Financial Institutions dated August 3, 2008.

As at December 31, 2007, the Bank had set up the minimum allowance for doubtful accounts in accordance with the BOT's Notification regarding the Worthless or Irrecoverable Assets or Assets with Doubtful Recoverability Value dated December 7, 2006 and the Notification regarding the Collateral Appraisal of Financial Institutions dated December 21, 2006.

The Bank had set up the allowance for doubtful accounts in accordance with the minimum percentage of the BOT guidelines in an amount equal to the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the debtor, or the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the disposal of collateral, or the difference between the book value of the outstanding loan and the collateral value. Furthermore, the Bank had set aside an additional allowance for doubtful accounts in excess of the minimum BOT's requirement by taking into consideration the potential additional loss arising from changes in economic and legal environment and other factors that may impact the ability of the debtors in meeting their obligations under the loan agreements. However, as at December 31, 2008, the Bank had additionally determined to set up from the aforementioned guideline of allowance for doubtful accounts, which for performing loans requiring to set up the allowance for loss by considering a group of loans having similar credit risk characteristics in an amount of collective impairment by using historical loss experience method (See Note 5.5.5).

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or the allowance for doubtful accounts for that debtor as of the previous period, whichever is the lower.

4.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank recognizes the transferred asset or equity conservatively at the lower of recorded loan amount or asset fair value, the effect of which is not materially different from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense immediately upon restructuring. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the discount rate and recognizes the change of the above mentioned future loss as an increase or a decrease in expense in loss on restructuring accounts.

4.8 Properties for sale

Properties for sale consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties for sale are recognized as non-interest income or expense on the date of disposal.

As at December 31, 2008, the Bank had complied with the BOT's Notification regarding the Accounting Rules for Financial Institutions in relations to the Sales of Properties for Sale, and the Rules of the Purchase and Holding of Immovable Properties to be used as Premises for Business of Commercial Banks or as Facilities for its Officers and Employees dated August 3, 2008.

As at December 31, 2007, the Bank had complied with the BOT's Circular Letter regarding the Accounting Treatment for the Sale of Properties for Sale dated February 4, 2004, since July 2, 2004, as well as the Notification regarding the Rules and Conditions Relating to Sale of Immovable Properties Previously Used as Premises for the Business of Commercial Banks or as Facilities for its Officers and Employees dated December 18, 2006.

4.9 Premises, equipment and depreciation

Land is stated at the new appraised value. Premises are stated at the new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation.

The land and premises reappraisal are done by independent professional appraisers according to the guidelines established by the BOT, and the increment resulting from the appraisal is recognized as part of shareholders' equity as unrealized increment per land and premises appraisal. Depreciation of the premises appraisal increase is recognized as an expense in the statement of income and the unrealized increment per premises appraisal is amortized by transferring to retained earnings an amount equal to such depreciation. Land and premises appraisal decrease is charged directly against any prior appraisal increase for the particular asset. The residual appraisal decrease is recognized as an expense in the statement of income.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30 years
Premises-newly constructed	20 years
Equipment	5 years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

4.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. All legal expense paid for the prosecution of defaulting debtors is recorded as legal expense in the period in which it was incurred and repayment of such expense by debtors is recorded as other income.

4.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization charge is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leaseholds in foreign countries are amortized at the legal rates applicable in each locality.

4.12 Provisions for contingencies

The Bank recognizes provisions in the balance sheet when the Bank has obligations as a result of a past event and where it is probable that there will be an outflow of economic benefits to settle such obligations. The provisions for contingencies, such as the provisions for off-balance sheet contingencies (See Note 5.16), the probable loss arising from the impaired assets transferred to the TAMC (See Note 5.5.9), the probable loss on legal indemnity, and other provisions for contingencies, have been recognized in the balance sheet.

The Bank recognizes the provisions for contingencies as other expenses in the statement of income and as other liabilities in the balance sheet.

The Bank reviews the provisions for contingencies on a regular basis, and recognizes the changes in the provisions as increase or decrease in other expenses.

As at December 31, 2008, the Bank recognized the provisions for off-balance sheet contingencies on a customer basis and set up the provisions in an amount equal to the net probable loss arising from such obligations.

As at December 31, 2007, the Bank recognized the provisions for off-balance sheet contingencies by applying to all off-balance sheet contingencies, the provisioning rate according to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value.

4.13 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statements of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

4.14 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, to the public, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

4.15 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statements of income in the current period. Gains or losses on such contracts are taken to statements of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statements of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

4.16 Embedded derivative

An embedded derivative is a component of a hybrid or combined instrument that also includes a non-derivative host contract. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to the specified variable. The Bank recognizes, classifies and accounts for the embedded derivative in accordance with the BOT's Notification. As at December 31, 2008 and 2007, the Bank has complied with the BOT's Notification regarding the Approval for Commercial Banks to Invest in Collateralized Debt Obligations, dated August 3, 2008 and dated November 16, 2007, respectively. An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following criteria are met, namely that the embedded derivative has economic characteristics and risks that is not closely related to that of the host contract, and which when separated from the host contract would still meet the definition of a derivative, and where the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. An embedded derivative that is separated from the host contract is classified as held for trading and is presented at fair value with changes in fair value recognized in profit and loss. The related host contract is recognized, classified and measured according to the related accounting policy. An embedded derivative in a hybrid instrument which does not meet the aforementioned criteria is accounted for under the host contract.

4.17 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.5% of salary for executive level and 3.0% or 5.5% of salary for non-executives, while the Bank's contribution is at the rate of 5.5%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

4.18 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No. 3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

4.19 Income tax

The Bank recorded income tax expense on accrual basis, if any, based on the tax amount estimated.

4.20 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the year, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and adjusting the number of ordinary shares by the effect of dilutive potential ordinary shares.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information

Significant non-cash items for the years ended December 31, 2008 and 2007 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	**2007**	**2008**	**2007**
Unrealized gains on investment in shareholders' equity increase (decrease)	(2,099.3) 4,	505.8	(2,123.0)	4,506.3
Unrealized losses on investment in shareholders' equity (increase) decrease	(3,796.5) 190.	2	(3,793.2)	190.9
Investment increased from loan payment/loan sold				
Equity securities	316.1.-		316.1	-
Properties for sale increased from loan payment/inactive assets	3,289.4 2,	546.9	3,289.4	2,546.9
Unrealized increment per land and premises appraisal transferred to retained earnings	906.0 902.	5	906.0	902.5

5.2 Interbank and money market items (assets)

Interbank and m oney m arket item s (assets) c onsisted of the following as at Decem ber 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2008			2007		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items						
Bank of Thailand and						
Financial Institutions						
Development Fund	5,741.6 8,	386.0	14,127.6	8,656.7	100.0	8,756.7
Commercial banks	715.0 1,	282.5	1,997.5	391.9 1,	857.6	2,249.5
Other banks	5.1 -		5.1	6.9	-	6.9
Finance companies,						
finance and securities						
companies, securities						
companies and credit						
foncier companies	20.0 165.	6	185.6	748.8 174.	9	923.7
Other financial institutions	63.9 1,	397.0	1,460.9	49.4	680.6	730.0
Total	6,545.6	11,231.1 17,	776.7	9,853.7	2,813.1 12,	666.8
Add Accrued interest						
receivables	0.6 10.	2	10.8	0.1	9.6	9.7
Less Allowance for doubtful						
accounts	(0.7) (	26.1)	(26.8)	(4.5) (	22.5)	(27.0)
Total domestic items	6,545.5	11,215.2 17,	760.7	9,849.3	2,800.2 12,	649.5
Foreign items						
USD 26,	439.8	55,980.9	82,420.7	2,501.5	131,414.4	133,915.9
JPY	2,649.0 3,	749.6	6,398.6	547.4 4,	314.5	4,861.9
EUR	476.2 1,	576.0	2,052.2	285.3 1,	356.4	1,641.7
Others	4,250.2 25,	559.1	29,809.3	2,311.0 20,	783.0	23,094.0
Total	33,815.2	86,865.6 120,	680.8	5,645.2	157,868.3 163,	513.5
Add Accrued interest						
receivables	0.0 459.	4	459.4	0.0	1,205.4	1,205.4
Less Allowance for doubtful						
accounts	(0.0)	(3.5) (3	.5)	-	(3.5) (3	.5)
Total foreign items	33,815.2	87,321.5 121,	136.7	5,645.2	159,070.2 164,	715.4
Total domestic and						
foreign items	40,360.7	98,536.7 138,	897.4	15,494.5	161,870.4 177,	364.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2008			2007		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and						
Financial Institutions						
Development Fund	5,741.6 8,	386.0	14,127.6	8,656.7	100.0	8,756.7
Commercial banks	71.1	1,200.0 1,	271.1	69.4	1,615.0 1,	684.4
Other banks	5.1	- 5.	1	6.9	- 6.	9
Finance companies,						
finance and securities						
companies, securities						
companies and credit						
foncier companies	20.0 150.	0	170.0	415.2	-	415.2
Other financial institutions	63.9 1,	397.0	1,460.9	49.4	680.6	730.0
Total	5,901.7	11,133.0 17,	034.7	9,197.6	2,395.6 11,	593.2
Add Accrued interest						
receivables	0.0	9.9 9.	9	0.0	8.3 8.	3
Less Allowance for						
doubtful accounts	(0.7)	(26.1) (	26.8)	(4.5)	(22.5) (	27.0)
Total domestic items	5,901.0	11,116.8 17,	017.8	9,193.1	2,381.4 11,	574.5
Foreign items						
USD 26,	420.4	57,552.9	83,973.3	2,501.0	128,523.1	131,024.1
JPY	2,649.0	3,749.6 6,	398.6	547.4	4,314.5 4,	861.9
EUR	474.0	1,576.0 2,	050.0	283.2	1,356.4 1,	639.6
Others	3,818.6	20,668.1 24,	486.7	2,019.8	13,733.4 15,	753.2
Total	33,362.0	83,546.6	116,908.6	5,351.4	147,927.4	153,278.8
Add Accrued interest						
receivables	0.0 468.	8	468.8	0.0	1,193.8	1,193.8
Less Allowance for						
doubtful accounts	(0.0)	(3.5) (3	.5)	-	(3.5) (3	.5)
Total foreign items	33,362.0	84,011.9 117,	373.9	5,351.4	149,117.7 154,	469.1
Total domestic and						
foreign items	39,263.0	95,128.7 134,	391.7	14,544.5	151,499.1 166,	043.6

5.3 Securities purchased under resale agreements

Securities purchased under resale agreem ents consisted of the following as at Decem ber 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	**2007**	**2008**	**2007**
Government bonds and Bank of Thailand bonds	- 10,	200.0	- 10,	200.0

5.4 Investm ents

5.4.1 As at Decem ber 31, 2008 and 2007, the Bank and s ubsidiaries classified investm ents as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	**2007**	**2008**	**2007**
Trading securities	13,424.2	11,478.3 13,	135.4 11,	273.3
Available-for-sale securities	213,638.5	197,176.7 211,	706.9 196,	686.3
Held-to-maturity debt securities	43,118.7	91,107.5 42,	398.5 90,	525.1
General investments	13,259.1	11,917.4 13,	249.1 11,	900.0
Investments in subsidiaries and associated companies (Note 5.4.2)	400.9 320.	9	5,967.9	5,955.9
Total investments, net	283,841.4	312,000.8 286,	457.8 316,	340.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	13,083.5 86.	5	(6.6)	13,163.4
Foreign debt securities	259.0 1.	8	-	260.8
Total	13,342.5 88.	3	(6.6)	13,424.2
Add (less) Revaluation allowance	81.7			-
Total	13,424.2			13,424.2
Available-for-sale securities				
Government and state enterprise securities	70,705.8 362.	3	(15.7)	71,052.4
Private enterprise debt securities	2,120.0 26.	0	(0.0)	2,146.0
Foreign debt securities	16,924.9 25.	9	(810.3)	16,140.5
Domestic marketable equity securities	140.0 0.	8	(6.2)	134.6
Total	89,890.7 415.	0	(832.2)	89,473.5
Add (less) Revaluation allowance	289.4			-
Less Allowance for impairment	(706.6)			-
Total	89,473.5			89,473.5
Held-to-maturity debt securities				
Government and state enterprise securities	15,991.6 70.	5	(6.8)	16,055.3
Foreign debt securities	1,853.2 3.	1	(0.0)	1,856.3
Total	17,844.8 73.	6	(6.8)	17,911.6
Less Allowance for impairment	-			-
Total	17,844.8			17,911.6
Total current investments, net	120,742.5			120,809.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	83,536.8 3,	994.8	(24.7)	87,506.9
Private enterprise debt securities	7,796.4 522.	8	(13.7)	8,305.5
Foreign debt securities	20,433.8 82.	3	(3,906.4)	16,609.7
Domestic marketable equity securities	11,528.6 2,	067.9	(4,735.5)	8,861.0
Foreign marketable equity securities	1,125.9 247.	8	(66.4)	1,307.3
Securities transferred to subsidiary (Note 4.4)	304.7 1,	269.9	-	1,574.6
Total	124,726.2 8,	185.5	(8,746.7)	124,165.0
Add (less) Revaluation allowance	5,641.5			-
Less Allowance for impairment	(6,202.7)			-
Total	124,165.0			124,165.0
Held-to-maturity debt securities				
Government and state enterprise securities	23,912.3 259.	8	(8.0)	24,164.1
Private enterprise debt securities	700.0 145.	7	-	845.7
Foreign debt securities	661.6 2.	7	-	664.3
Total	25,273.9 408.	2	(8.0)	25,674.1
Less Allowance for impairment	-			-
Total	25,273.9			25,674.1
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,101.9			14,290.7
Foreign non-marketable equity securities	6,819.3			7,608.8
Total regular equity securities	13,921.2			21,899.5
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.4			186.8
Non-listed securities	1,429.0			3,126.3
Total	1,455.4			3,313.1
Foreign non-marketable equity securities	173.9			645.6
Total equity securities received through debt restructuring	1,629.3			3,958.7
Total	15,550.5			25,858.2
Add (less) Allowance for transferred of investments	(20.7)			-
Less Allowance for impairment	(2,270.7)			-
Total	13,259.1			25,858.2
Total long-term investments, net	162,698.0			175,697.3

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	9,567.8 26.	4	(0.7)	9,593.5
Foreign debt securities	1,884.1 0.	9	(0.2)	1,884.8
Total	11,451.9 27.	3	(0.9)	11,478.3
Add (less) Revaluation allowance	26.4			-
Total	11,478.3			11,478.3
Available-for-sale securities				
Government and state enterprise securities	78,042.1 239.	5	(30.5)	78,251.1
Private enterprise debt securities	2,660.3 26.	7	(2.7)	2,684.3
Foreign debt securities	1,613.2 4.	8	(1.1)	1,616.9
Domestic marketable equity securities	74.6 0.	6	-	75.2
Total	82,390.2 271.	6	(34.3)	82,627.5
Add (less) Revaluation allowance	237.3			-
Less Allowance for impairment	-			-
Total	82,627.5			82,627.5
Held-to-maturity debt securities				
Government and state enterprise securities	46,174.2 184.	8	(10.6)	46,348.4
Foreign debt securities	2,501.0 3.	5	(1.1)	2,503.4
Total	48,675.2 188.	3	(11.7)	48,851.8
Less Allowance for impairment	-			-
Total	48,675.2			48,851.8
Total current investments, net	142,781.0			142,957.6

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2007

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	85,559.4 1,	962.5	(2,143.9)	85,378.0
Private enterprise debt securities	6,301.1 469.	7	(480.7)	6,290.1
Foreign debt securities	2,903.2 332.	7	(301.2)	2,934.7
Domestic marketable equity securities	10,602.0 6,	552.0	(1,962.1)	15,191.9
Foreign marketable equity securities	634.6 1,	123.1	-	1,757.7
Securities transferred to subsidiary (Note 4.4)	304.7 2,	692.1	-	2,996.8
Total	106,305.0 13,	132.1	(4,887.9)	114,549.2
Add (less) Revaluation allowance	11,550.9			-
Less Allowance for impairment	(3,306.7)			-
Total	114,549.2			114,549.2
Held-to-maturity debt securities				
Government and state enterprise securities	40,827.4 155.	9	(180.4)	40,802.9
Private enterprise debt securities	700.0 86.	9	-	786.9
Foreign debt securities	904.9 8.	7	-	913.6
Total	42,432.3 251.	5	(180.4)	42,503.4
Less Allowance for impairment	-			-
Total	42,432.3			42,503.4
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,882.7			14,603.3
Foreign non-marketable equity securities	4,622.5			4,612.2
Total regular equity securities	10,505.2			19,215.5
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.5			211.6
Non-listed securities	4,171.2			4,967.2
Total	4,197.7			5,178.8
Foreign non-marketable equity securities	168.0			615.2
Total equity securities received through debt restructuring	4,365.7			5,794.0
Total	14,870.9			25,009.5
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,948.2)			-
Total	11,917.4			25,009.5
Total long-term investments, net	168,898.9			182,062.1

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	13,055.5 86.	5	(6.6)	13,135.4
Total	13,055.5 86.	5	(6.6)	13,135.4
Add (less) Revaluation allowance	79.9			-
Total	13,135.4			13,135.4
Available-for-sale securities				
Government and state enterprise securities	70,705.8 362.	3	(15.7)	71,052.4
Private enterprise debt securities	2,120.0 26.	0	(0.0)	2,146.0
Foreign debt securities	16,824.3 25.	9	(810.3)	16,039.9
Total	89,650.1 414.	2	(826.0)	89,238.3
Add (less) Revaluation allowance	294.8			-
Less Allowance for impairment	(706.6)			-
Total	89,238.3			89,238.3
Held-to-maturity debt securities				
Government and state enterprise securities	15,422.0 70.	5	(6.8)	15,485.7
Foreign debt securities	1,853.2 3.	1	-	1,856.3
Total	17,275.2 73.	6	(6.8)	17,342.0
Less Allowance for impairment	-			-
Total	17,275.2			17,342.0
Total current investments, net	119,648.9			119,715.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2008			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	83,536.8 3,	994.8	(24.7)	87,506.9
Private enterprise debt securities	7,796.4 522.	8	(13.7)	8,305.5
Foreign debt securities	18,760.4 58.	2	(3,905.3)	14,913.3
Domestic marketable equity securities	11,528.6 2,	067.9	(4,735.5)	8,861.0
Foreign marketable equity securities	1,125.9 247.	8	(66.4)	1,307.3
Securities transferred to subsidiary (Note 4.4)	304.7 1,	269.9	-	1,574.6
Total	123,052.8 8,	161.4	(8,745.6)	122,468.6
Add (less) Revaluation allowance	5,618.5			-
Less Allowance for impairment	(6,202.7)			-
Total	122,468.6			122,468.6
Held-to-maturity debt securities				
Government and state enterprise securities	23,912.3 259.	8	(8.0)	24,164.1
Private enterprise debt securities	700.0 145.	7	-	845.7
Foreign debt securities	511.0 -		-	511.0
Total	25,123.3 405.	5	(8.0)	25,520.8
Less Allowance for impairment	-			-
Total	25,123.3			25,520.8
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,093.4			14,288.5
Foreign non-marketable equity securities	6,810.5			7,554.0
Total regular equity securities	13,903.9			21,842.5
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.4			186.8
Non-listed securities	1,429.0			3,126.3
Total	1,455.4			3,313.1
Foreign non-marketable equity securities	173.9			645.6
Total equity securities received through debt restructuring	1,629.3			3,958.7
Total	15,533.2			25,801.2
Add (less) Allowance for transferred of investments	(20.7)			-
Less Allowance for impairment	(2,263.4)			-
Total	13,249.1			25,801.2
Total long-term investments, net	160,841.0			173,790.6

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	9,560.8 26.	4	(0.7)	9,586.5
Foreign debt securities	1,687.0 -		(0.2)	1,686.8
Total	11,247.8 26.	4	(0.9)	11,273.3
Add (less) Revaluation allowance	25.5			-
Total	11,273.3			11,273.3
Available-for-sale securities				
Government and state enterprise securities	78,042.1 239.	5	(30.5)	78,251.1
Private enterprise debt securities	2,660.3 26.	7	(2.7)	2,684.3
Foreign debt securities	1,510.1 4.	8	(1.0)	1,513.9
Total	82,212.5 271.	0	(34.2)	82,449.3
Add (less) Revaluation allowance	236.8			-
Less Allowance for impairment	-			-
Total	82,449.3			82,449.3
Held-to-maturity debt securities				
Government and state enterprise securities	45,744.5 184.	8	(10.6)	45,918.7
Foreign debt securities	2,348.4 3.	1	(1.1)	2,350.4
Total	48,092.9 187.	9	(11.7)	48,269.1
Less Allowance for impairment	-			-
Total	48,092.9			48,269.1
Total current investments, net	141,815.5			141,991.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	85,559.4 1,	962.5	(2,143.9)	85,378.0
Private enterprise debt securities	6,301.1 469.	7	(480.7)	6,290.1
Foreign debt securities	2,590.4 332.	7	(300.0)	2,623.1
Domestic marketable equity securities	10,602.0 6,	552.0	(1,962.1)	15,191.9
Foreign marketable equity securities	634.6 1,	122.5	-	1,757.1
Securities transferred to subsidiary (Note 4.4)	304.7 2,	692.1	-	2,996.8
Total	105,992.2 13,	131.5	(4,886.7)	114,237.0
Add (less) Revaluation allowance	11,551.5			-
Less Allowance for impairment	(3,306.7)			-
Total	114,237.0			114,237.0
Held-to-maturity debt securities				
Government and state enterprise securities	40,827.4 155.	9	(180.4)	40,802.9
Private enterprise debt securities	700.0 86.	9	-	786.9
Foreign debt securities	904.8 0.	3	-	905.1
Total	42,432.2 243.	1	(180.4)	42,494.9
Less Allowance for impairment	-			-
Total	42,432.2			42,494.9
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,874.3			14,585.6
Foreign non-marketable equity securities	4,613.5			4,556.2
Total regular equity securities	10,487.8			19,141.8
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.5			211.6
Non-listed securities	4,171.2			4,967.2
Total	4,197.7			5,178.8
Foreign non-marketable equity securities	168.0			615.2
Total equity securities received through debt restructuring	4,365.7			5,794.0
Total	14,853.5			24,935.8
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,948.2)			-
Total	11,900.0			24,935.8
Total long-term investments, net	168,569.2			181,667.7

Investments classified in accordance with the notification of the BOT as at December 31, 2008 and 2007 are presented in Note 5.5.10.

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method, net of valuation allowance for impairment and are classified as general investments. As at December 31, 2008 and 2007, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the Notification of the Federation of Accounting Professions No. 27/2550 regarding the Waiver for Adoption of the TAS No. 44 and No. 45 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method, net of valuation allowance for impairment. As at December 31, 2008, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. And as at December 31, 2007, this consisted of the investments in Tri Eagles Co., Ltd., TPT Petrochemical PCL., Sammitr Motors Manufacturing PCL., Quality Inn Co., Ltd., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. (See Note 5.4.3).

As at December 31, 2008 and 2007, the Bank had investments in 28 companies and 29 companies, amounting to cost value of Baht 419.6 million and Baht 372.8 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 418.9 million and Baht 372.1 million, respectively. These companies had a net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at December 31, 2008 and 2007, the Bank had investments in 7 listed companies and 8 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 74.0 million and Baht 137.6 million, respectively, with the fair value of Baht 0.0 million and Baht 16.5 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 74.0 million and Baht 121.1 million, respectively.

For the years ended December 31, 2008 and 2007, the Bank has set aside allowances for impairment of investments amounting to Baht 4,228.6 million and Baht 1,571.2 million, respectively.

As at December 31, 2008 and 2007, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 13,981.4 million and Baht 15,274.6 million, respectively (See Note 5.5.9).

On Decem ber 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available- for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on Decem ber 28, 2004 quoted on The Stock Exchange of Thailand in the am ount of Baht 3,323.0 m illion. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subs idiary under available-for-sale securities in accordance with the Thai accounting practi ce guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially dispos ed the investment and recognized gain on sale of investm ent am ounting to Baht 1,334.7 m illion. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

The contractual m aturity of the Bank's inve stments in debt securities classif ied as available-for-sale securities and held-to-m aturity debt securities as at Decem ber 31, 2008 and 2007 are presented below. Expected maturities may differ from contractual maturities due to som e borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2008			
	MATURITY			
	1 Year	**Over 1 to 5 Years**	**Over 5 Years**	**Total**
Available-for-sale securities				
Government and state enterprise securities	70,705.8 67,	505.8	16,031.0	154,242.6
Private enterprise debt securities	2,120.0 4,	045.2	3,751.2	9,916.4
Foreign debt securities	16,924.9 16,	636.8	3,797.0	37,358.7
Total	89,750.7 88,	187.8	23,579.2	201,517.7
Add (less) Revaluation allowance	294.8 3,	928.3	1,909.4	6,132.5
Less Allowance for impairment	(706.6) (	4,496.4)	(686.2)	(5,889.2)
Total	89,338.9 87,	619.7	24,802.4	201,761.0
Held-to-maturity debt securities				
Government and state enterprise securities	15,991.6 23,	912.3	-	39,903.9
Private enterprise debt securities	- -		700.0	700.0
Foreign debt securities	1,853.2 654.	0	7.6	2,514.8
Total	17,844.8 24,	566.3	707.6	43,118.7
Less Allowance for impairment	- -		-	-
Total	17,844.8 24,	566.3	707.6	43,118.7
Total debt securities	107,183.7 112,	186.0	25,510.0	244,879.7

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	78,042.1 70,	361.2	15,198.2	163,601.5
Private enterprise debt securities	2,660.3 3,	157.8	3,143.3	8,961.4
Foreign debt securities	1,613.2 1,	063.8	1,839.4	4,516.4
Total	82,315.6 74,	582.8	20,180.9	177,079.3
Add (less) Revaluation allowance	236.7 1,	373.2	1,337.7	2,947.6
Less Allowance for impairment	- (	1,397.3)	(1,474.5)	(2,871.8)
Total	82,552.3 74,	558.7	20,044.1	177,155.1
Held-to-maturity debt securities				
Government and state enterprise securities	46,174.2 39,	945.6	881.8	87,001.6
Private enterprise debt securities	- -		700.0	700.0
Foreign debt securities	2,501.0 877.	4	27.5	3,405.9
Total	48,675.2 40,	823.0	1,609.3	91,107.5
Less Allowance for impairment	- -		-	-
Total	48,675.2 40,	823.0	1,609.3	91,107.5
Total debt securities	131,227.5 115,	381.7	21,653.4	268,262.6

Million Baht

SEPARATE FINANCIAL STATEMENTS
2008

	MATURITY			
	1 Year	**Over 1 to 5 Years**	**Over 5 Years**	**Total**
Available-for-sale securities				
Government and state enterprise securities	70,705.8 67,	505.8	16,031.0	154,242.6
Private enterprise debt securities	2,120.0 4,	045.2	3,751.2	9,916.4
Foreign debt securities	16,824.3 15,	264.5	3,495.9	35,584.7
Total	89,650.1 86,	815.5	23,278.1	199,743.7
Add (less) Revaluation allowance	294.8 3,	914.7	1,900.0	6,109.5
Less Allowance for impairment	(706.6) (	4,496.4)	(686.2)	(5,889.2)
Total	89,238.3 86,	233.8	24,491.9	199,964.0
Held-to-maturity debt securities				
Government and state enterprise securities	15,422.0 23,	912.3	-	39,334.3
Private enterprise debt securities	- -		700.0	700.0
Foreign debt securities	1,853.2 503.	5	7.5	2,364.2
Total	17,275.2 24,	415.8	707.5	42,398.5
Less Allowance for impairment	- -		-	-
Total	17,275.2 24,	415.8	707.5	42,398.5
Total debt securities	106,513.5 110,	649.6	25,199.4	242,362.5

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	78,042.1 70,	361.2	15,198.2	163,601.5
Private enterprise debt securities	2,660.3 3,	157.8	3,143.3	8,961.4
Foreign debt securities	1,510.1 751.	0	1,839.4	4,100.5
Total	82,212.5 74,	270.0	20,180.9	176,663.4
Add (less) Revaluation allowance	236.8 1,	374.4	1,337.7	2,948.9
Less Allowance for impairment	- (	1,397.3)	(1,474.5)	(2,871.8)
Total	82,449.3 74,	247.1	20,044.1	176,740.5
Held-to-maturity debt securities				
Government and state enterprise securities	45,744.5 39,	945.6	881.8	86,571.9
Private enterprise debt securities	- -		700.0	700.0
Foreign debt securities	2,348.4 877.	4	27.4	3,253.2
Total	48,092.9 40,	823.0	1,609.2	90,525.1
Less Allowance for impairment	- -		-	-
Total	48,092.9 40,	823.0	1,609.2	90,525.1
Total debt securities	130,542.2 115,	070.1	21,653.3	267,265.6

5.4.2 As at December 31, 2008 and 2007, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2008

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	131.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	50.0	30.82%	15.0	179.5	22.7
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	21.9	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	62.0	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	5.9	-
Total					28.7	400.9	
Less Allowance for impairment					(1.8)	-	
Investments in associated companies, net					26.9	400.9	

* Dividend received for the year ended December 31, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2007

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	97.8	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	153.6	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	15.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	50.4	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	3.4	-
Total					86.6	320.9	
Less Allowance for impairment					(71.7)	-	
Investments in associated companies, net					14.9	320.9	

* Dividend received for the year ended December 31, 2007.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
		SEPARATE FINANCIAL STATEMENTS 2008				
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.36%	183.1	81.8
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	101.4
Associated companies						
BSL Leasing Co., Ltd.	Finance Or	dinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service Ordinary	share	50.0	30.82%	15.0	22.7
WTA (Thailand) Co., Ltd.	Service Ordinary	share	0.0	24.90%	0.0	-
National ITMX Co., Ltd.	Service Ordinary	share	50.0	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service Ordinary	share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,065.4	
Less Allowance for impairment					(97.5)	
Investments in subsidiaries and associated companies, net					5,967.9	

* Dividend received for the year ended December 31, 2008.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
		SEPARATE FINANCIAL STATEMENTS 2007				
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.34%	183.1	37.9
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	81.1
Associated companies						
BSL Leasing Co., Ltd.	Finance Or	dinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service Ordinary	share	10.0	30.82%	3.0	5.1
WTA (Thailand) Co., Ltd.	Service Ordinary	share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing Or	dinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing Or	dinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing Or	dinary share	71.8	41.80%	24.1	-
National ITMX Co., Ltd.	Service Ordinary	share	50.0	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service Ordinary	share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,123.3	
Less Allowance for impairment					(167.4)	
Investments in subsidiaries and associated companies, net					5,955.9	

* Dividend received for the year ended December 31, 2007.

** Being associated companies of the Bank through indirect holdings of other associated companies.

The consolidated financial statem ents for the years ended Decem ber 31, 2008 and 2007 included interests in the equity of associated companies. T he s ummarized financial information of these companies are as follows :

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS 2008 Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	2007 Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	4,196.8 3,	689.8	-	4,041.8 3,	664.8	-
Processing Center Co., Ltd.	664.4	82.0	-	633.9	135.5	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	-	-	-	332.5	539.5	(97.0)
Thai Polymer Textile Co., Ltd.	-	-	-	957.5	2,671.9	(777.1)
Thai Taffeta Textile Co., Ltd.	-	-	-	440.5	594.5	(64.4)
National ITMX Co., Ltd.	341.1	261.3	-	379.8	322.6	-
PCC Capital Co., Ltd.*	260.7	9.4	-	217.4	4.0	-
Thai Digital ID Co., Ltd.*	12.3	3.1	-	64.7	3.6	-

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2008 Revenue	Profit (Loss)	Unrecognized Share of Loss	2007 Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	1,101.8	118.4	-	1,063.8	80.6	-
Processing Center Co., Ltd.	440.8	120.9	-	464.3	157.5	-
WTA (Thailand) Co., Ltd.	0.0	(0.0)	-	0.0	(0.0)	-
Thai Filament Finishing Co., Ltd.	-	-	-	292.5	(56.4)	(26.4)
Thai Polymer Textile Co., Ltd.	-	-	-	262.7	(206.2)	(93.5)
Thai Taffeta Textile Co., Ltd.	-	-	-	247.9	(32.9)	(13.8)
National ITMX Co., Ltd.	214.6	22.5	-	90.0	(18.4)	-
PCC Capital Co., Ltd.**	58.6	37.9	-	24.3	8.4	-
Thai Digital ID Co., Ltd.**	21.1	8.1	-	20.5	9.5	-

* The consolidated financial statements as at December 31, 2008 and 2007 determined from associated companies' financial information as at December 31, 2007 and 2006, respectively.

** The consolidated financial statements for the years ended December 31, 2008 and 2007 determined from associated companies' financial information for the years ended December 31, 2007 and 2006, respectively.

5.4.3 As at December 31, 2008 and 2007, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 22.6 million and Baht 2,282.9 million, respectively. Details and financial information of such investments are as follows (See Note 5.4.1) :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2008

Company	Type of Business	Type of Shares	Paid-up Share Capital*	Direct and Indirect Share Holding	Total Assets*	Total Liabilities*
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.6	0.1
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	492.5	29.99%	3,610.2	2,849.9
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	3,065.1	1,809.4
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,080.3	5,717.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2007

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Total Assets	Total Liabilities
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.6	0.1
TPT Petrochemical PCL.	Manufacturing	Ordinary share	4,925.0	31.10%	14,902.8	8,790.3
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	492.5	29.99%	3,800.8	2,982.0
Quality Inn Co., Ltd.	Service	Ordinary share	200.0	30.61%	6,268.5	5,291.0
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	3,065.1	1,809.4
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,080.3	5,717.7

* The consolidated financial statements as at December 31, 2008 determined from companies' financial information as at December 31, 2007, except for Sammitr Motors Manufacturing PCL. determined from financial information as at June 30, 2008.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,* 2008 Revenue	Profit (Loss)	Unrecognized Share of Loss	2007 Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1.6	0.7	-	1.9	0.9	-
TPT Petrochemical PCL.	-	-	-	15,280.2	(1,185.5)	-
Sammitr Motors Manufacturing PCL.	1,545.0	(20.5)	-	1,568.6	40.6	-
Quality Inn Co., Ltd.	-	-	-	1,444.9	221.9	-
UMC Metals Co., Ltd.	6,414.0	264.4	-	5,322.0	302.0	-
CBNP (Thailand) Co., Ltd.	125.5	(470.4)	(97.8)	81.1	(577.8)	(120.2)

In addition, if the Bank had applied th e equity m ethod to the aforem entioned investments, the consolidated balance sheets as at Decem ber 31, 2008 and 2007, the consolidated statem ents of incom e and th e consolidated statem ents of changes in shareholders' equity for the years ended Decem ber 31, 2008 and 2007, would have been impacted as follows :

Million Baht

	Increase (Decrease) 2008	2007
CONSOLIDATED BALANCE SHEET		
Assets		
Investments in subsidiaries and associated companies, net	531.9 281.	2
Shareholders' equity		
Unrealized increment per assets appraisal	256.8 3,	206.1
Foreign exchange adjustment	(23.6) (	26.4)
Retained earnings - Unappropriated	298.7 (	2,898.5)

	FOR THE YEARS ENDED DECEMBER 31, 2008	2007
CONSOLIDATED STATEMENTS OF INCOME		
Non-interest income		
Gain (loss) on investments	3,449.2 (	199.7)
Equity in undistributed net income	(252.0) 12.	2
Net income	3,197.2 (	187.5)
Earnings per share (Baht)	1.67 (	0.10)

* The consolidated financial statements for the years ended December 31, 2008 and 2007 determined from companies' financial information for the years ended December 31, 2007 and 2006, respectively, except for Sammitr Motors Manufacturing PCL. determined from financial information for the half years ended June 30, 2008 and 2007, respectively.

	FOR THE YEARS ENDED DECEMBER 31,	
	2008	2007
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY		
Beginning balance as at January 1,		
Unrealized increment per assets appraisal	3,206.1 3,	218.6
Unrealized gains on investment	- 0	.7
Foreign exchange adjustment	(26.4) (	31.5)
Retained earnings - Unappropriated	(2,898.5) (	2,711.0)

5.4.4 As at Decem ber 31, 2008 and 2007, the Bank a nd subsidiaries had investments in companies of 10% and upwards of the paid -up capital of the respective com panies but which are not considered to be investm ents in subsidiaries and associated com panies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Agriculture and mining	-	- - -		
Manufacturing and commercial	118.5 2,	355.3	118.5	2,355.3
Real estate and construction	200.8	200.8 200.	8 200.	8
Utilities and services	16.5	18.2 16.	5 18.	2
Others	1,623.7	2,397.9 1,	623.7 2,	397.9
Total	1,959.5	4,972.2 1,	959.5 4,	972.2

5.4.5 Gains and losses related to investments included in statement of income for the years ended December 31, 2008 and 2007 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2008		2007	
	Gains	**Losses**	**Gains**	**Losses**
Gains (losses) on sales of trading securities	262.3 (	48.6)	186.7	(65.2)
Gains (losses) on sales of available-for-sale securities	613.4 (	108.8)	635.8	(114.5)
Gains (losses) on sales of general investments	840.9 (	419.3)	1,364.3	-
Gains on sales of investments in subsidiaries and associated companies	80.0 -		-	-
Unrealized gains (losses) on revaluation of trading securities	63.0 (	7.0)	47.6	-
Losses on impairment of investments	- (	4,236.0)	-	(1,569.4)
Gains on debt redemption of available-for-sale securities	2.6 -		0.0	-
Gains (losses) on capital recovery from equity securities of general investments	8.6 (	5.2)	17.1	(0.1)
Gains (losses) on capital recovery from equity securities of available-for-sale securities	- (0	.0)	85.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	60.3 (	89.8)	62.2	(55.6)
Unrealized gains (losses) on transfer of equity securities trading to available-for-sale securities	- -		7.5	(0.8)

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2008		2007	
	Gains	**Losses**	**Gains**	**Losses**
Gains (losses) on sales of trading securities	256.1 (	40.3)	181.2 (	63.2)
Gains (losses) on sales of available-for-sale securities	613.3 (	108.8)	635.4 (	114.0)
Gains (losses) on sales of general investments	840.9 (	419.3)	1,364.3	-
Gains on sales of investments in subsidiaries and associated companies	80.0 -		-	-
Unrealized gains (losses) on revaluation of trading securities	60.6 (	6.3)	34.6	-
Losses on impairment of investments	- (	4,228.6)	- (	1,571.2)
Gains on debt redemption of available-for-sale securities	2.6 -		0.0 -	
Gains (losses) on capital recovery from equity securities of general investments	8.6 (	5.2)	17.1 (	0.1)
Gains (losses) on capital recovery from equity securities of available-for-sale securities	- (0	.0)	85.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	60.3 (	89.8)	62.2 (	55.6)

5.5 Loans and accrued interest receivable

5.5.1 Classified by product type as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Overdrafts	105,624.2	106,245.5	104,659.7	105,230.8
Loans	751,188.8	687,837.2	744,566.8	681,713.3
Bills	323,801.2	247,737.6	321,886.8	248,193.0
Others	602.9	253.9	602.9	253.9
Total	1,181,217.1	1,042,074.2	1,171,716.2	1,035,391.0
Add Accrued interest receivable	3,405.7	3,093.1	3,390.7	3,071.9
Less Allowance for doubtful accounts	(53,980.2)	(63,386.8)	(53,397.7)	(62,916.2)
Revaluation allowance for debt restructuring	(6,370.5)	(4,082.5)	(6,370.5)	(4,082.5)
Total	1,124,272.1	977,698.0	1,115,338.7	971,464.2

5.5.2 Classified by remaining maturity as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Up to 1 year*	701,657.2	624,139.6	695,283.1	619,842.6
Over 1 year	479,559.9	417,934.6	476,433.1	415,548.4
Total	1,181,217.1	1,042,074.2	1,171,716.2	1,035,391.0
Add Accrued interest receivable	3,405.7	3,093.1	3,390.7	3,071.9
Total	1,184,622.8	1,045,167.3	1,175,106.9	1,038,462.9

* Including past-due contracts

5.5.3 Classified by currency and customer's residence as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
		2008			2007	
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	918,425.3 3,	210.4	921,635.7	823,533.6 2,	823.4	826,357.0
USD	45,715.1 98,	964.2	144,679.3	29,840.4 90,	864.2	120,704.6
Others	6,808.9 108,	093.2	114,902.1	5,512.2	89,500.4	95,012.6
	970,949.3	210,267.8 1,	181,217.1	858,886.2	183,188.0 1,	042,074.2
Add Accrued interest receivable			3,405.7			3,093.1
Total			1,184,622.8			1,045,167.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
		2008			2007	
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	924,203.4 3,	210.4	927,413.8	827,929.8 2,	823.4	830,753.2
USD	45,715.1 97,	358.2	143,073.3	29,840.4 89,	012.3	118,852.7
Others	6,808.9 94,	420.2	101,229.1	5,512.2 80,	272.9	85,785.1
	976,727.4 194,	988.8	1,171,716.2	863,282.4 172,	108.6	1,035,391.0
Add Accrued interest receivable			3,390.7			3,071.9
Total			1,175,106.9			1,038,462.9

5.5.4 Classified by business type and in accordan ce with the notificati on of the BOT as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2008					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	31,183.0 483.	4	282.7	229.3	599.4	32,777.8
Manufacturing and commercial	615,252.9 16,	428.3	5,579.2	6,067.0	22,386.5	665,713.9
Real estate and construction	112,710.4 4,	230.1	1,807.2	1,259.3	6,676.8	126,683.8
Utilities and services	140,567.5 754.	1	979.6	537.5	2,441.8	145,280.5
Housing loans	105,890.1 1,	225.4	472.5	989.6	2,562.0	111,139.6
Others	94,396.3 3,	011.1	63.6	746.4	1,404.1	99,621.5
	1,100,000.2 26,	132.4	9,184.8	9,829.1	36,070.6	1,181,217.1
Add Accrued interest receivable						3,405.7
Total						1,184,622.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	21,010.3 562.	2	394.6	571.0	646.0	23,184.1
Manufacturing and commercial	517,983.0 11,	552.0	6,396.6	5,914.6	46,913.0	588,759.2
Real estate and construction	88,659.0 3,	403.1	1,275.1	1,088.8	6,972.4	101,398.4
Utilities and services	120,701.6 790.	9	933.9	678.5	2,507.2	125,612.1
Housing loans	98,604.8 816.	3	470.1	933.9	2,978.4	103,803.5
Others	93,441.4 2,	449.9	137.8	770.5	2,517.3	99,316.9
	940,400.1 19,	574.4	9,608.1	9,957.3	62,534.3	1,042,074.2
Add Accrued interest receivable						3,093.1
Total						1,045,167.3

Million Baht

SEPARATE FINANCIAL STATEMENTS
2008

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	30,483.2 473.	2	282.7	229.3	599.4	32,067.8
Manufacturing and commercial	605,413.7 16,	214.2	5,579.2	6,029.9	22,131.9	655,368.9
Real estate and construction	111,388.1 4,	230.1	1,759.5	1,259.3	6,676.3	125,313.3
Utilities and services	139,452.8 754.	1	979.6	537.5	2,441.8	144,165.8
Housing loans	105,786.3 1,	225.4	464.5	984.0	2,553.7	111,013.9
Others	98,648.2 3,	011.1	59.7	663.4	1,404.1	103,786.5
	1,091,172.3 25,	908.1	9,125.2	9,703.4	35,807.2	1,171,716.2
Add Accrued interest receivable						3,390.7
Total						1,175,106.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	20,437.0 489.	3	394.6	571.0	646.0	22,537.9
Manufacturing and commercial	510,649.7 11,	481.9	6,243.8	5,914.6	46,718.1	581,008.1
Real estate and construction	87,620.0 3,	403.1	1,219.8	1,088.8	6,972.4	100,304.1
Utilities and services	119,979.9 790.	9	933.9	678.5	2,507.2	124,890.4
Housing loans	98,487.2 816.	3	456.8	930.8	2,971.8	103,662.9
Others	97,114.8 2,	449.9	137.8	767.8	2,517.3	102,987.6
	934,288.6 19,	431.4	9,386.7	9,951.5	62,332.8	1,035,391.0
Add Accrued interest receivable						3,071.9
Total						1,038,462.9

5.5.5 As at D ecember 31, 2008 and 2007, the Bank and subsidiaries had classified loans and allowance for doubtful accounts in accord ance with the notification of the BOT as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2008			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,103,200.3 489,	208.1	1	6,541.4
Special mentioned	26,311.5 9,	528.1	2	209.4
Substandard	9,211.4 1,	749.5	100	1,755.2
Doubtful	9,829.1 3,	611.4	100	3,790.8
Doubtful of loss	36,070.5 14,	741.6	100	16,016.4
Total	1,184,622.8 518,	838.7		28,313.2
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,667.0
Total				53,980.2

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	943,337.0 418,	968.3	1	4,169.1
Special mentioned	19,713.1 9,	707.1	2	194.1
Substandard	9,634.3 3,	110.4	100	3,310.0
Doubtful	9,957.0 3,	381.3	100	3,792.2
Doubtful of loss	62,525.9 33,	145.1	100	36,598.5
Total	1,045,167.3 468,	312.2		48,063.9
Add Allowance for doubtful accounts which exceed the provision required by the BOT				15,322.9
Total				63,386.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,094,358.1 480,	508.5	1	6,479.3
Special mentioned	26,087.2 9,	305.7	2	207.4
Substandard	9,151.0 1,	696.9	100	1,747.5
Doubtful	9,703.4 3,	524.8	100	3,668.7
Doubtful of loss	35,807.2 14,	720.5	100	15,774.2
Total	1,175,106.9 509,	756.4		27,877.1
Add Allowance for doubtful accounts which exceed the provision required by the BOT				25,520.6
Total				53,397.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	937,199.2 413,	755.3	1	4,136.8
Special mentioned	19,569.7 9,	564.4	2	191.3
Substandard	9,409.7 2,	948.1	100	3,147.6
Doubtful	9,951.5 3,	375.8	100	3,786.6
Doubtful of loss	62,332.8 32,	963.0	100	36,416.3
Total	1,038,462.9 462,	606.6		47,678.6
Add Allowance for doubtful accounts which exceed the provision required by the BOT				15,237.6
Total				62,916.2

As at December 31, 2008, the c onsolidated a nd t he s eparate f inancial s tatements included the allowance for doubtful account on a collective approach for loans, classified as normal and special mentioned amounted to Baht 1,814.2 million.

5.5.6 As at December 31, 2008 and 2007, the Bank and subsidiaries had unearned discounts as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Unearned discounts	488.3 490.	2 440.	1	459.8

5.5.7 As at Decem ber 31, 2008 and 2007, the Bank and subsidiaries had non-perform ing loans (NPLs), defined according to the BOT' s notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and m oney m arket items, but excluding accrued interest receivable, as follows:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
NPLs before allowance for doubtful accounts	55,084.5 82,	099.7	54,635.8	81,671.0
NPLs as percentage of total loans	4.6 7.	9	4.6	7.9
Net NPLs after allowance for doubtful accounts	30,966.0 34,	469.1	30,889.8	34,390.5
Net NPLs as percentage of net total loans	2.7 3.	5	2.7	3.5

5.5.8 As at December 31, 2008 and 2007, the Bank and subsidiaries had loans and accrued interest receivables due from com panies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2008				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	- -		-	-	-
Listed companies identified for delisting	8 2,	554.5	1,116.4	603.2	603.2
Total	8 2,	554.5	1,116.4	603.2	603.2

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1 26.	0	2.4	23.7	23.7
Listed companies identified for delisting	10 5,	764.9	1,246.0	4,385.5	4,385.5
Total	11 5,	790.9	1,248.4	4,409.2	4,409.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	- -		-	-	-
Listed companies identified for delisting	8 2,	554.5	1,116.4	603.2	603.2
Total	8 2,	554.5	1,116.4	603.2	603.2

	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
					Million Baht
	SEPARATE FINANCIAL STATEMENTS 2007				
Financial institutions ordered closed	1 26.	0	2.4	23.7	23.7
Listed companies identified for delisting	10 5,	764.9	1,246.0	4,385.5	4,385.5
Total	11 5,	790.9	1,248.4	4,409.2	4,409.2

5.5.9 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreem ent (the Agreement) with TAMC in order to transf er the im paired assets of the Bank including all rights over the collateral s ecuring such loans as at Decem ber 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the term s and conditions of th e Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such im paired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will m ake payments for assets transf erred af ter prelim inary conf irmation of the transfer price by issuing a non-negotiable prom issory note which is gi ven aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such prom issory note m ay be re deemable by TAMC prior to its m aturity. The interest rate shall be the weighted aver age interest rate on deposits as defined in the Agreem ent and shall be determ ined on a quarterly basis. The interest accrued shall be payable by TAMC to the Ba nk annually by issuing to the Bank a non-negotiable prom issory note which is given av al by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize a ny profits or losses arising from the management of the im paired assets at the end of the fifth and th e tenth year starting from July 1, 2001. The profits or losses sh all be calculated based on all accum ulated asset recoveries on a cash basis up to the date of calculation of su ch profits or losses less the transfer costs and other operati ng expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, th e first portion of the profits, not exceeding 20% of the transf er price of the im paired assets transf erred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the am ount such that when included with the first profit portion shall not exceed the difference between the book value of the im paired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the f irst portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at December 31, 2008 and 2007, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,235.1 million and Baht 1,993.4 million, respectively (See Note 4.12).

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2008 in the amount of Baht 25,483.8 million, and for the year ended December 31, 2008, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 15.2 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2007 in the amount of Baht 25,499.0 million, and for the year ended December 31, 2007, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 16.7 million.

As at December 31, 2008 and 2007, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 13,981.4 million and Baht 15,274.6 million, respectively (See Note 5.4.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the years ended December 31, 2008 and 2007, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 1,278.0 million and Baht 1,141.0 million, respectively (See Note 5.4.1).

5.5.10 As at Decem ber 31, 2008 and 2007, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2008

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,103,200.3 -		-	-	1,103,200.3
Special mentioned	26,311.5 -		-	-	26,311.5
Substandard	9,211.4 -		-	-	9,211.4
Doubtful	9,829.1 -		-	-	9,829.1
Doubtful of loss	36,070.5 11,	937.4	2,440.4	1,639.6	52,087.9
Loss	- -		-	-	-
Total	1,184,622.8 11,	937.4	2,440.4	1,639.6	1,200,640.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2007

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	943,337.0 -		-	-	943,337.0
Special mentioned	19,713.1 -		-	-	19,713.1
Substandard	9,634.3 -		-	-	9,634.3
Doubtful	9,957.0 -		-	-	9,957.0
Doubtful of loss	62,525.9 5,	255.3	2,628.1	1,081.5	71,490.8
Loss	- -		-	-	-
Total	1,045,167.3 5,	255.3	2,628.1	1,081.5	1,054,132.2

Million Baht

SEPARATE FINANCIAL STATEMENTS

2008

	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,094,358.1 -		-	-	1,094,358.1
Special mentioned	26,087.2 -		-	-	26,087.2
Substandard	9,151.0 -		-	-	9,151.0
Doubtful	9,703.4 -		-	-	9,703.4
Doubtful of loss	35,807.2	11,924.6 1,	963.5 1,	639.6	51,334.9
Loss	-	- - -			-
Total	1,175,106.9	11,924.6 1,	963.5 1,	639.6	1,190,634.6

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	937,199.2 -		-	-	937,199.2
Special mentioned	19,569.7 -		-	-	19,569.7
Substandard	9,409.7 -		-	-	9,409.7
Doubtful	9,951.5 -		-	-	9,951.5
Doubtful of loss	62,332.8	5,240.1 2,	125.0 1,	081.5	70,779.4
Loss	-	---			-
Total	1,038,462.9	5,240.1 2,	125.0 1,	081.5	1,046,909.5

5.5.11 Troubled debt restructurings

Details of the loans of the Bank which we re restructured during the years ended December 31, 2008 and 2007, classified into the restructuring methods are as follows :

Million Baht

SEPARATE FINANCIAL STATEMENTS 2008				
Restructuring Method	**Cases**	**Outstanding Loan before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	350 2,	814.5	Land, building, condominium, machinery	2,812.5
Debt-equity conversion	6 345.	1	Share capital	345.1
Debt restructuring in various forms	19,585 71,	360.7		
Total	19,941 74,	520.3		

The weighted average tenure of the above mentioned restructuring is 7.1 years; and the total debt outstanding after debt restructuring is Baht 71,209.6 million.

Million Baht

SEPARATE FINANCIAL STATEMENTS 2007				
Restructuring Method	**Cases**	**Outstanding Loan before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	232 2,	401.8	Land, building, condominium	2,401.4
Debt-equity conversion	4 1.	8	Share capital	1.8
Debt restructuring in various forms	20,800 47,	808.8		
Total	21,036 50,	212.4		

The weighted average tenure of the above mentioned restructuring is 4.4 years; and the total debt outstanding after debt restructuring is Baht 50,210.5 million.

For the years ended Decem ber 31, 2008 and 2007, the Bank recognized interest income from restructured debts am ounting to Baht 5,815.2 m illion and Baht 5,748.8 million, respectively.

As at Decem ber 31, 2008 and 2007, the Bank had balance of loan to restructured debtors am ounting to Baht 111,632.6 m illion and Baht 123,301.3 m illion, respectively.

Disclosures for the consolidated financial st atements for troubled debt restructurings which occurred during the years ended December 31, 2008 and 2007 have not been provided, as such inform ation is not significantly different from the above disclosures relating to the Bank.

5.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at December 31, 2008 and 2007 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2008

	Normal	**Special Mentioned**	**Substandard**	**Doubtful**	**Doubtful of Loss**	**Allowance for Doubtful Accounts in Excess of the BOT's Requirement**	**Total**
Beginning balance	4,169.1 194.	1	3,310.0	3,792.2	36,598.5	15,322.9	63,386.8
Doubtful accounts	2,372.3 15.	3	(1,554.8)	(1.4)	(20,582.1)	20,413.8	663.1
Bad debt recovered	- -		-	-	-	1,272.3	1,272.3
Bad debt written off	- -		-	-	-	(11,192.9)	(11,192.9)
Others	- -		-	-	-	(149.1)	(149.1)
Ending balance	6,541.4 209.	4	1,755.2	3,790.8	16,016.4	25,667.0	53,980.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,587.3 104.	7	5,150.4	8,627.1	33,760.2	14,804.8	67,034.5
Doubtful accounts	(418.2) 89.	4	(1,840.4)	(4,834.3)	2,838.3	10,230.9	6,065.7
Bad debt recovered	- -		-	-	-	702.4	702.4
Bad debt written off	- -		-	(0.6)	-	(9,915.4)	(9,916.0)
Others	- -		-	-	-	(499.8)	(499.8)
Ending balance	4,169.1 194.	1	3,310.0	3,792.2	36,598.5	15,322.9	63,386.8

Million Baht

SEPARATE FINANCIAL STATEMENTS

2008

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,136.8 191.	3	3,147.6	3,786.6	36,416.3	15,237.6	62,916.2
Doubtful accounts	2,342.5 16.	1	(1,400.1)	(117.9)	(20,642.1)	20,295.2	493.7
Bad debt recovered	- -		-	-	-	1,208.6	1,208.6
Bad debt written off	- -		-	-	-	(11,076.2)	(11,076.2)
Others	- -		-	-	-	(144.6)	(144.6)
Ending balance	6,479.3 207.	4	1,747.5	3,668.7	15,774.2	25,520.6	53,397.7

Million Baht

SEPARATE FINANCIAL STATEMENTS

2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	4,579.2 104.	3	5,040.2	8,621.2	33,712.7	14,748.6	66,806.2
Doubtful accounts	(442.4) 87.	0	(1,892.6)	(4,834.6)	2,703.6	10,206.6	5,827.6
Bad debt recovered	- -		-	-	-	699.7	699.7
Bad debt written off	- -		-	-	-	(9,915.4)	(9,915.4)
Others	- -		-	-	-	(501.9)	(501.9)
Ending balance	4,136.8 191.	3	3,147.6	3,786.6	36,416.3	15,237.6	62,916.2

As at Decem ber 31, 2008, the Bank and subsid iaries had the allowance for doubtful accounts of Baht 53,980.2 m illion and Baht 53,397.7 m illion in the consolidated and the separate financial statements, respectively.

As at Decem ber 31, 2007, the Bank and subsid iaries had the allowance for doubtful accounts of Baht 63,386.8 m illion and Baht 62,916.2 m illion in the consolidated and the separate financial statements, respectively.

As at Decem ber 31, 2008 and 2007, the Bank and subsidiaries recorded allowances for doubtful accounts in excess of 25,667.0 m illion and Baht 15,322.9 m illion, respectively, in the consolidated financial statem ents, and of Baht 25,520.6 m illion and Baht 15,237.6 million, respectively, in the separate financial statements (See Note 4.6).

5.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at December 31, 2008 and 2007 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	**2007**	**2008**	**2007**
Beginning balance	4,082.5 4,	666.8	4,082.5 4,	666.8
Increase during the year	4,242.6 779.	1	4,242.6 779.	1
Write off/ decrease during the year	(1,954.6) (	1,363.4)	(1,954.6) (	1,363.4)
Ending balance	6,370.5 4,	082.5	6,370.5 4,	082.5

5.8 Properties for sale, net

Properties for sale consisted of the following as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2008			
Type of Properties for Sale	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	48,544.7 3,	361.4	(7,282.6)	44,623.5
Movable assets	310.6 6.	9	(35.9)	281.6
Total	48,855.3 3,	368.3	(7,318.5)	44,905.1
Others	50.8	16.3 (	50.8) 16.	3
Total properties for sale	48,906.1 3,	384.6	(7,369.3)	44,921.4
Less Allowance for impairment	(8,605.6) (	763.8)	428.6	(8,940.8)
Total properties for sale, net	40,300.5 2,	620.8	(6,940.7)	35,980.6

Million Baht

Type of Properties for Sale	CONSOLIDATED FINANCIAL STATEMENTS 2007			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	51,228.0 2,	676.3	(5,359.6)	48,544.7
Movable assets	359.1 0.	3	(48.8)	310.6
Total	51,587.1 2,	676.6	(5,408.4)	48,855.3
Others	78.9 -		(28.1)	50.8
Total properties for sale	51,666.0 2,	676.6	(5,436.5)	48,906.1
Less Allowance for impairment	(8,260.3) (	547.6)	202.3	(8,605.6)
Total properties for sale, net	43,405.7 2,	129.0	(5,234.2)	40,300.5

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS 2008			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	41,031.2 3,	361.3	(7,102.8)	37,289.7
Movable assets	310.6 6.	9	(35.9)	281.6
Total	41,341.8 3,	368.2	(7,138.7)	37,571.3
Others	50.8	16.3 (	50.8) 16.	3
Total properties for sale	41,392.6 3,	384.5	(7,189.5)	37,587.6
Less Allowance for impairment	(7,606.7) (	762.1)	400.8	(7,968.0)
Total properties for sale, net	33,785.9 2,	622.4	(6,788.7)	29,619.6

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS 2007			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	43,116.8 2,	631.6	(4,717.2)	41,031.2
Movable assets	359.1 0.	3	(48.8)	310.6
Total	43,475.9 2,	631.9	(4,766.0)	41,341.8
Others	78.9 -		(28.1)	50.8
Total properties for sale	43,554.8 2,	631.9	(4,794.1)	41,392.6
Less Allowance for impairment	(7,277.0) (	519.5)	189.8	(7,606.7)
Total properties for sale, net	36,277.8 2,	112.4	(4,604.3)	33,785.9

Properties for sale classified in accordance with the notification of the BOT as at Decem ber 31, 2008 and 2007 are presented in Note 5.5.10.

As at Decem ber 31, 2008 and 2007, the Bank had disclosed transactions according to the BOT's Notification regarding the Accounting Rule s for Financial Institutions in relations to the Sale of Properties for Sale, dated August 3, 2008, and the BOT's Circular Letter regarding the Accounting Treatm ent for the Sale of Properties for Sale, dated February 4, 2004, respectively. For the years ended December 31, 2008 and 2007, the transactions of the Bank and subsidiaries are as follows :

Million Baht

		CONSOLIDATED FINANCIAL STATEMENTS 2008		
Type of Sale of Properties for Sale	**Income Recognition Method**	**Deferred Profit on Sale of Properties for Sale**	**Profit on Sale of Properties for Sale**	**Loss on Sale of Properties for Sale**
Sale to public	Per Installment	37.6 12.	1	-
Sale to public	Per cost recovery	- 1,	545.1	(240.6)
Sale to subsidiary				
(Note 5.25)	Per cost recovery	- - -		

Million Baht

		CONSOLIDATED FINANCIAL STATEMENTS 2007		
Type of Sale of Properties for Sale	**Income Recognition Method**	**Deferred Profit on Sale of Properties for Sale**	**Profit on Sale of Properties for Sale**	**Loss on Sale of Properties for Sale**
Sale to public	Per Installment	49.6 5.	5	-
Sale to public	Per cost recovery	- 1,	433.3	(132.8)

Million Baht

		SEPARATE FINANCIAL STATEMENTS 2008		
Type of Sale of Properties for Sale	**Income Recognition Method**	**Deferred Profit on Sale of Properties for Sale**	**Profit on Sale of Properties for Sale**	**Loss on Sale of Properties for Sale**
Sale to public	Per Installment	37.6 12.	1	-
Sale to public	Per cost recovery	- 1,	444.4	(201.7)
Sale to subsidiary				
(Note 5.25)	Per cost recovery	- - -		

Million Baht

		SEPARATE FINANCIAL STATEMENTS 2007		
Type of Sale of Properties for Sale	**Income Recognition Method**	**Deferred Profit on Sale of Properties for Sale**	**Profit on Sale of Properties for Sale**	**Loss on Sale of Properties for Sale**
Sale to public	Per Installment	49.6 5.	5	-
Sale to public	Per cost recovery	- 1,	324.9	(128.2)

5.9 Premises and equipment, net

Premises and equipment consisted of the following as at December 31, 2008 and 2007 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2008

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	6,788.4 396.	4	(22.9)	271.6	7,433.5	-	--	-		-	7,433.5
Appraisal Increase (year 2005)	10,192.3 -		(1.0)	-	10,191.3 -		--	-		-	10,191.3
Appraisal decrease (year 2005)	(1,111.0) -		7.6	-	(1,103.4) -		--	-		-	(1,103.4)
Premises											
Cost	8,860.8	151.8	(0.0)	148.0	9,160.6 5,	798.6 307.	1	-	66.6	6,172.3	2,988.3
Appraisal increase (year 2005)	20,364.8 -		-	-	20,364.8	13,966.4	905.0	-	-	14,871.4	5,493.4
Appraisal decrease (year 2005)	(197.5) -		-	-	(197.5)	(106.2)	(9.9) -		-	(116.1)	(81.4)
Equipment	19,058.1	1,818.6	(362.3)	36.6	20,551.0	14,394.7	1,873.1	(356.7)	25.8	15,936.9	4,614.1
Others	286.7	1,478.1	(478.1)	0.0	1,286.7	-	-	-	-	-	1,286.7
Total	64,242.6 3,	844.9	(856.7)	456.2	67,687.0	34,053.5	3,075.3	(356.7)	92.4	36,864.5	30,822.5

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007										
	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	6,819.0	37.1	-	(67.7)	6,788.4	-	--		-	-	6,788.4
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	--		-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	--		-	(1,111.0)	-	--		-	-	(1,111.0)
Premises											
Cost	8,782.6	105.9	(0.1)	(27.6)	8,860.8	5,530.9	279.2	(0.1)	(11.4)	5,798.6	3,062.2
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,063.9	902.5	-	-	13,966.4	6,398.4
Appraisal decrease (year 2005)	(197.5)	--		-	(197.5)	(96.4)	(9.8)	-	-	(106.2)	(91.3)
Equipment	17,456.4	1,754.5	(108.0)	(44.8)	19,058.1	12,677.1	1,853.4	(97.5)	(38.3)	14,394.7	4,663.4
Others	162.2	697.5	(573.1)	0.1	286.7	-	-	-	-	-	286.7
Total	62,468.8	2,595.0	(681.2)	(140.0)	64,242.6	31,175.5	3,025.3	(97.6)	(49.7)	34,053.5	30,189.1

As at December 31, 2008 and 2007, the Bank and subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 11,166.5 million and Baht 9,765.7 million, respectively.

Million Baht

SEPARATE FINANCIAL STATEMENTS

2008

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	6,781.1 396.	4	(22.9)	271.6	7,426.2	-	--		--		7,426.2
Appraisal increase (year 2005)	10,192.3 -		(1.0)	-	10,191.3	-	--		--		10,191.3
Appraisal decrease (year 2005)	(1,111.0) -		7.6	-	(1,103.4)	-	--		--		(1,103.4)
Premises											
Cost	8,725.5 151.	8	-	149.5	9,026.8	5,738.5	304.5	-	67.3	6,110.3	2,916.5
Appraisal increase (year 2005)	20,364.8 -		-	-	20,364.8	13,966.4	905.0	-	-	14,871.4	5,493.4
Appraisal decrease (year 2005)	(197.5) -		-	-	(197.5)	(106.2)	(9.9)	-	-	(116.1)	(81.4)
Equipment	18,770.7	1,736.7	(355.0)	37.1	20,189.5	14,192.8	1,825.1	(349.5)	26.1	15,694.5	4,495.0
Others	285.4	1,451.2	(457.2)	-	1,279.4	-	-	-	-	-	1,279.4
Total	63,811.3	3,736.1 (	828.5)	458.2	67,177.1	33,791.5	3,024.7	(349.5) 93.	4	36,560.1	30,617.0

Million Baht

SEPARATE FINANCIAL STATEMENTS
2007

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,811.7	37.1	-	(67.7)	6,781.1	-	--		-	-	6,781.1
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	--		-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	--		-	(1,111.0)	-	--		-	-	(1,111.0)
Premises											
Cost	8,649.8	102.7	(0.1)	(26.9)	8,725.5	5,473.3	276.5	(0.1)	(11.2)	5,738.5	2,987.0
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,063.9	902.5	-	-	13,966.4	6,398.4
Appraisal decrease (year 2005)	(197.5)	--		-	(197.5)	(96.4)	(9.8)	-	-	(106.2)	(91.3)
Equipment	17,199.4	1,708.9	(92.9)	(44.7)	18,770.7	12,505.2	1,811.0	(85.3)	(38.1)	14,192.8	4,577.9
Others	157.2	689.4	(561.2)	-	285.4	--	-		-	-	285.4
Total	62,066.7	2,538.1	(654.2)	(139.3)	63,811.3	30,946.0	2,980.2	(85.4)	(49.3)	33,791.5	30,019.8

As at December 31, 2008 and 2007, the Bank had equipment, fully depreciated but still in use, at the original cost amounting to Baht 10,968.9 million, and Baht 9,614.9 million, respectively.

5.10 Deposits

5.10.1 Classified by product as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Demand	52,535.7 55,	458.1	52,470.6 54,	237.0
Savings	485,658.5 514,	087.1	485,851.1 514,	319.1
Fixed				
Up to 6 months	536,330.4 366,	721.5	534,778.8 366,	116.0
6 months-less than 1 year	65,573.8 89,	227.3	65,272.3 86,	594.8
1 year and over	180,162.2 250,	066.9	172,052.7 244,	941.5
Negotiable certificates of deposit	2,026.8 1,	810.4	1,051.2	860.0
Total	1,322,287.4 1,	277,371.3	1,311,476.7 1,	267,068.4

5.10.2 Classified by remaining maturity as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Up to 1 year	1,313,124.2 1,	272,919.2	1,302,474.3 1,	262,852.2
Over 1 year	9,163.2 4,	452.1	9,002.4 4,	216.2
Total	1,322,287.4 1,	277,371.3	1,311,476.7 1,	267,068.4

5.10.3 C lassified by currency and customer's residence as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2008			2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,154,669.8 46,	335.5	1,201,005.3	1,122,506.4 43,	802.5	1,166,308.9
USD	16,746.0 41,	047.1	57,793.1	15,471.7 37,	368.6	52,840.3
Others	5,401.1 58,	087.9	63,489.0	4,775.4 53,	446.7	58,222.1
Total	1,176,816.9	145,470.5 1,	322,287.4 1,	142,753.5	134,617.8 1,	277,371.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2008			2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,156,000.1 46,	286.2	1,202,286.3	1,122,869.7 43,	802.3	1,166,672.0
USD	16,682.2 41,	716.6	58,398.8	15,431.2 37,	345.1	52,776.3
Others	5,315.4 45,	476.2	50,791.6	4,666.4 42,	953.7	47,620.1
Total	1,177,997.7 133,	479.0	1,311,476.7	1,142,967.3 124,	101.1	1,267,068.4

5.11 Interbank and money market items (liabilities)

Interbank and m oney m arket item s (liabilities) consisted of the following as Decem ber 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
		2008			2007	
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	24.5	2,958.5	2,983.0	12.8	7,945.0	7,957.8
Commercial banks	1,585.6 5,	177.9	6,763.5	763.7	3,125.3	3,889.0
Other banks	224.6 2,	000.0	2,224.6	229.6	3,000.0	3,229.6
Finance companies, finance and securities companies, securities companies and credit foncier companies	750.4 156.	0	906.4	952.7	156.6	1,109.3
Other financial institutions	3,854.6	108.3 3,	962.9	3,521.5	684.1 4,	205.6
Total domestic items	6,439.7	10,400.7 16,	840.4	5,480.3	14,911.0 20,	391.3
Foreign items						
USD	1,472.0	8,591.4 10,	063.4	1,157.1	15,468.6 16,	625.7
JPY	2.7 2,	367.5	2,370.2	4.5	479.7	484.2
EUR	171.7 85.	4	257.1	1,222.1	95.2	1,317.3
Others	2,454.8	23,913.5 26,	368.3	1,580.5	23,757.4 25,	337.9
Total foreign items	4,101.2	34,957.8 39,	059.0	3,964.2	39,800.9 43,	765.1
Total domestic and foreign items	10,540.9	45,358.5 55,	899.4	9,444.5	54,711.9 64,	156.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2008			2007		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	24.5	2,958.5 2,	983.0	12.8 7,	945.0 7,	957.8
Commercial banks	1,585.6	5,177.9 6,	763.5	763.7 3,	125.3 3,	889.0
Other banks	224.6	2,000.0 2,	224.6	229.6 3,	000.0 3,	229.6
Finance companies, finance and securities companies, securities companies and credit foncier companies	1,067.6	156.0	1,223.6 992.	4 156.	6	1,149.0
Other financial institutions	3,866.2	108.3 3,	974.5 3,	521.5	684.1 4,	205.6
Total domestic items	6,768.5	10,400.7 17,	169.2	5,520.0 14,	911.0 20,	431.0
Foreign items						
USD	1,482.8	8,591.4 10,	074.2	1,160.1 10,	526.5 11,	686.6
JPY	34.7	2,367.5	2,402.2	10.7 479.	7 490.	4
EUR	171.7	85.4	257.1 1,	222.1	95.2 1,	317.3
Others	2,498.8	20,482.9 22,	981.7	1,587.3 22,	594.7 24,	182.0
Total foreign items	4,188.0	31,527.2 35,	715.2	3,980.2 33,	696.1 37,	676.3
Total domestic and foreign items	10,956.5	41,927.9 52,	884.4	9,500.2 48,	607.1 58,	107.3

5.12 Borrowings

5.12.1 Classified by types of securities and sources of fund as at Decem ber 31, 2008 and 2007, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2008			2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	- 15,	724.3	15,724.3	- 15,	198.8	15,198.8
Bills of exchange	58,931.7 -		58,931.7	33,389.1 -		33,389.1
Others	331.9 899.	0	1,230.9 272.	5 660.	7 933.	2
Less Discount on borrowings	- (	6,759.5)	(6,759.5)	- (	6,805.7)	(6,805.7)
Total	59,263.6	9,863.8 69,	127.4 33,	661.6	9,053.8 42,	715.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2008			2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	- 15,	724.3	15,724.3	- 15,	198.8	15,198.8
Bills of exchange	58,931.7 -		58,931.7	33,389.1 -		33,389.1
Others	331.9 -		331.9	272.5 -		272.5
Less Discount on borrowings	- (	6,759.5)	(6,759.5)	- (	6,805.7)	(6,805.7)
Total	59,263.6	8,964.8 68,	228.4 33,	661.6	8,393.1 42,	054.7

5.12.2 Classified by types of securities, currency, maturity and interest rate as at December 31, 2008 and 2007, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	**Currency**	**Maturity**	**Interest Rate**	**Amount**	
				2008	**2007**
Short-term borrowings					
Bills of exchange	THB	2008 - 2009	1.50% - 3.50%	58,931.7	33,389.1
Others	MYR	2008 - 2009	1.20% - 3.57%	899.0	660.7
	THB	2008 - 2009	0.00%	3.1	22.5
Total short-term borrowings				59,833.8	34,072.3
Long-term borrowings					
Unsecured subordinated notes					
(Note 5.13)	USD	2016 - 2029	8.25% - 9.025%	15,724.3	15,198.8
Others	THB	2009 - 2015	0.00% - 0.50%	328.8	250.0
Less Discount on borrowings				(6,759.5)	(6,805.7)
Total long-term borrowings				9,293.6	8,643.1
Total				69,127.4	42,715.4

Million Baht

Types	Currency	Maturity	Interest Rate	SEPARATE FINANCIAL STATEMENTS Amount 2008	2007
Short-term borrowings					
Bills of exchange	THB	2008 - 2009	1.50% - 3.50%	58,931.7	33,389.1
Others	THB	2008 - 2009	0.00%	3.1	22.5
Total short-term borrowings				58,934.8	33,411.6
Long-term borrowings					
Unsecured subordinated notes (Note 5.13)	USD	2016 - 2029	8.25% - 9.025%	15,724.3	15,198.8
Others	THB	2009 - 2015	0.00% - 0.50%	328.8	250.0
Less Discount on borrowings				(6,759.5)	(6,805.7)
Total long-term borrowings				9,293.6	8,643.1
Total				68,228.4	42,054.7

5.13 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

The Bank has redeemed the remaining USD 33.1 million of the 7.25% p.a. unsecured subordinated notes due in 2005, of which USD 0.5 million and USD 4.75 million were redeemed prior to maturity with the approval of the BOT on November 15, 1999 and August 30, 2002 respectively, and the remaining USD 27.85 million were redeemed at maturity on September 15, 2005.

On March 15, 2007, the Bank redeemed at maturity the 8.75% p.a. unsecured subordinated notes due 2007 amounting to USD 266.9 million.

On June 23, 2008, the Bank redeemed the remaining USD 0.2 million of the 8.25% p.a. unsecured subordinated notes due in 2016 prior to maturity with the approval of the BOT.

5.14 Bonds

On April 12, 2005, the shareholders reconsidered the resolutions of the shareholders' meeting, convened on April 9, 2004, approving to issue bonds of the Bank and passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities and Exchange Commission. The Bank may issue different types of Bonds in one issue simultaneously or in several issues at different times. The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The Board of Directors or the Executive Board of Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds. The shareholders also approved the allocation of 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 5.17).

On November 17, 2006, the Bank obtained approval from the Office of the Securities and Exchange Committee (SEC) to issue and offer for sale short-term bonds in an amount not exceeding Baht 30,000 million with no limit on the number of issues. The Bank has issued 5 series of short-term bonds totaling Baht 7,862.8 million which have been gradually redeemed up to the full amount as at September 2007 (See Note 5.12).

On April 12, 2007, the shareholders passed a resolution for the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to the general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, in accordance with the condition of the Bonds. The Board of Directors or the Board of Executive Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds.

On April 25, 2008, the meeting of the Board of Directors of the Bank passed the resolutions to approved the issuance of bonds with a maturity of not exceeding 7 years for offering to the general public within the year 2008 in an amount not exceeding Baht 150,000 million according to the resolution of the 14th Annual Ordinary Meeting of Shareholders convened on April 12, 2007. The Bank may issue and offer the bonds in several issues at different times. The Board of Executive Directors shall be empowered to consider terms and conditions and other details for each issuance and offering of the aforementioned bonds.

5.15 The Issuance of Bonds under the Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, terms and conditions and other details for the issue and offering of the bonds.

5.16 Provisions for off-balance sheet contingencies

As at Decem ber 31, 2008 and 2007, provisions for off-balance sheet contingencies are as follows :

	Million Baht	
	SEPARATE FINANCIAL STATEMENTS	
	2008	**2007**
Beginning balance	1,271.0 730.	0
Increase during the year	2,346.6 1,	800.2
Written off/reversal during the year	(2,661.6) (	1,259.2)
Ending balance	956.0 1,	271.0

Disclosures for the consolidated f inancial statements for provisions for off-balance sheet contingencies as at Decem ber 31, 2008 and 2007 have not been provided, as such information is not significantly different from the disclosures for the separate financial statements.

5.17 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at Decem ber 31, 2008 and 2007, the Bank ha d registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	2008	**2007**
Ordinary shares	3,998,345,000 3,	998,345,000
Class A preferred shares	655,000 655,	000
Class B preferred shares	1,000,000 1,	000,000
Total	4,000,000,000 4,	000,000,000

- The allocation of ordinary sh ares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

5.18 Capital management

It is the Bank's policy to maintain an adequate level of capital to support the business strategies and growth and to meet regulatory requirements. The Bank regularly assesses its capital position under various scenarios in order to anticipate capital requirements for the purpose of its capital planning and management process.

As at December 31, 2008, the Bank had complied with the BOT's regulation regarding capital fund maintenance according to the Basel II guidelines which became effective from December 31, 2008 onwards. The new regulation requires the Bank to maintain a minimum level of capital fund for its operational risk in addition to its credit risks and market risks, and also adjusted the methodology used in the calculation of risk assets. This has affected the Bank's capital fund to risk assets ratio.

As at December 31, 2007, the Bank had complied with the BOT's regulation regarding capital fund maintenance according to the Basel I guidelines, requiring the Bank to maintain a minimum level of capital fund for its credit risks and market risks.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital to total risk assets of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of the total risk assets.

As at December 31, 2008 and 2007, the Bank had capital fund and maintained capital adequacy ratios to risk assets in accordance with the BOT's Notification as follows:

		Million Baht
	2008	**2007**
Tier 1 capital	142,236.4	126,476.4
Paid-up share capital	19,088.4	19,088.4
Premium (discount) on share capital (net)	56,346.2	56,346.2
Legal reserve	13,000.0	12,000.0
Reserves appropriated from the net profit	46,500.0	36,500.0
Retained earnings after appropriation	7,944.9	4,005.7
Deductions from Tier 1 capital	(643.1)	(1,463.9)
Tier 2 capital	33,604.9	27,086.0
Total capital fund	175,645.1	153,562.4
Total capital fund before deductions	175,841.3	153,562.4
Deductions from total capital fund	(196.2)	-

	Percentage	
	2008	**2007**
Total capital to risk assets	13.8	14.5
Tier 1 capital to risk assets	11.2	12.0

5.19 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non- cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into Trust Agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

5.20 Legal reserve and other reserves

5.20.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

5.20.2 The Bank appropriated annual profit as other reserves, which is treated as general reserve with no specific purpose.

5.21 The appropriation of the profit and the dividends payment

On April 12, 2007, the 14th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2006 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006) and the amount to be appropriated for the period of July - December 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249.3 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount to be paid on May 11, 2007 at the rate of Baht 1.75 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,340.5 million on May 11, 2007.

On August 27, 2007, the meeting of the Board of Directors of the Bank No. 9/2007 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 27, 2007.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 27, 2007.

On April 11, 2008, the 15th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2007 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2007) and the amount to be appropriated for the period of July - December 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726.5 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 27, 2007, and the remaining amount to be paid on May 9, 2008 at the rate of Baht 2.00 per share.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,817.7 million on May 9, 2008.

On August 28, 2008, the meeting of the Board of Directors of the Bank No. 9/2008 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2008 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 26, 2008.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 26, 2008.

5.22 Commitments

As at December 31, 2008 and 2007, the Bank and subsidiaries had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
		2008			2007	
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,309.4	92.2 2,	401.6	2,260.3	173.1 2,	433.4
Guarantees of loans	475.7 3,	366.0	3,841.7	338.2 3,	148.6	3,486.8
Underwriting commitments	- -		-	- -		-
Other guarantees	77,584.3 16,	508.8	94,093.1	81,017.9 19,	933.1	100,951.0
Liability under unmatured import bills	1,123.7	9,431.3 10,	555.0	1,334.7	10,166.9 11,	501.6
Letters of credit	606.1 25,	507.0	26,113.1	1,095.1 34,	670.4	35,765.5
Foreign exchange agreements						
Bought	13,975.2 278,	289.8	292,265.0	8,560.4 287,	070.6	295,631.0
Sold	13,012.2 431,	827.7	444,839.9	7,735.6 442,	035.8	449,771.4
Interest rate agreements						
Bought	1,800.0 1,	432.7	3,232.7	1,800.0	-	1,800.0
Sold	1,800.0 1,	432.7	3,232.7	1,800.0	-	1,800.0
Credit derivatives	- 1,	747.2	1,747.2	- 1,	688.4	1,688.4
Amount of unused bank overdraft	133,705.0 2,	558.6	136,263.6	127,245.6 3,	010.0	130,255.6
Others	29,409.6 1,	517.8	30,927.4	435.0 1,	132.1	1,567.1
Total	275,801.2 773,	711.8	1,049,513.0	233,622.8 803,	029.0	1,036,651.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2008			2007		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,309.4	92.2 2,	401.6	2,260.3	173.1 2,	433.4
Guarantees of loans	470.7 3,	156.7	3,627.4	338.2 3,	148.6	3,486.8
Underwriting commitments	- -		-	- -		-
Other guarantees	77,585.8 15,	680.6	93,266.4	80,987.6 18,	912.5	99,900.1
Liability under unmatured import bills	1,123.7 9,	300.5	10,424.2	1,334.7 9,	986.7	11,321.4
Letters of credit	606.1 25,	303.5	25,909.6	1,095.1 34,	283.9	35,379.0
Foreign exchange agreements						
Bought	13,973.8 277,	968.1	291,941.9	8,560.4 286,	100.6	294,661.0
Sold	13,010.9 431,	517.5	444,528.4	7,735.6 441,	345.4	449,081.0
Interest rate agreements						
Bought	1,800.0 1,	432.7	3,232.7	1,800.0	-	1,800.0
Sold	1,800.0 1,	432.7	3,232.7	1,800.0	-	1,800.0
Credit derivatives	- 1,	747.2	1,747.2	- 1,	688.4	1,688.4
Amount of unused bank overdraft	133,705.0 1,	489.9	135,194.9	127,245.6 1,	984.6	129,230.2
Others	29,409.6 1,	517.8	30,927.4	435.0 1,	132.1	1,567.1
Total	275,795.0 770,	639.4	1,046,434.4	233,592.5 798,	755.9	1,032,348.4

5.23 Assets pledged as collateral and under restriction

The Bank had deposit accounts placed with forei gn banks to be used as investm ents in overseas branches and subsidiaries with us age restrictions in accordance with the regulations of local governm ent agencies . As at Decem ber 31, 2008, such deposits amounted to Baht 14,361.9 million.

The Bank had investm ents in governm ent secur ities and state enterprise securities which have been pledged as collateral for com mitments with government agencies and the Bank of Thailand. The book value of such securities, net of valuation allowances for impairment, as at December 31, 2008 and 2007 am ounted to Baht 296.3 million and Baht 41,690.3 million, respectively.

The Bank had investments in equity securities acqui red through debt restructuring which have restrictions on sale, transfer, pledge and/or other commitments. The book value of such securities, net of valuation allowances for impairment, as at Decem ber 31, 2008 and 2007 amounted to Baht 19.2 million and Baht 13.6 million, respectively.

5.24 Litigation

As at Decem ber 31, 2008 and 2007, there has been a num ber of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.25 Related party transactions

Related parties of the Bank consisted of the Bank's directors, executives at the level of executive vice president and higher, or any parties related to the aforem entioned persons, including the entities in which the Bank, the Bank's directors, or executives at the level of executive vice president and higher, or any parties related to the aforem entioned persons, together have 10% or more combined beneficial ownership and/or managerial control.

As at Decem ber 31, 2008 and 2007, the Bank had significant loans and com mitments to related parties, as follows :

Million Baht

	2008		
	CONSOLIDATED FINANCIAL STATEMENTS	**SEPARATE FINANCIAL STATEMENTS**	**MATURITIES**
Related restructured debtors			
Loans			
Ending balance	7,826.9	7,826.9	June 28, 2006 - April 2, 2018
Average month end balance	7,800.5 7,	800.5	
Commitments			
Ending balance	888.3	888.3	July 13, 2006 - December 21, 2011
Average month end balance	1,438.0 1,	438.0	
Other related parties			
Loans			
Ending balance	12,240.1 19,	047.5	January 5, 2009 - July 11, 2014
Average month end balance	15,797.2 21,	915.5	
Commitments			
Ending balance	1,455.6 1,	460.3	January 1, 2009 - September 30, 2011
Average month end balance	1,500.1 1,	533.5	

Million Baht

	2007		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	10,776.8	10,776.8	September 30, 2006 - April 1, 2019
Average month end balance	11,278.8 11,	278.8	
Commitments			
Ending balance	1,828.4 1,828.4		March 21, 2006 - December 21, 2011
Average month end balance	2,270.8 2,	270.8	
Other related parties			
Loans			
Ending balance	14,216.4	20,596.8	May 22, 2006 - December 30, 2019
Average month end balance	14,689.9 21,	170.4	
Commitments			
Ending balance	5,771.0	5,774.8	January 2, 2008 - January 27, 2011
Average month end balance	6,751.6 6,	754.5	

For the year ended December 31, 2008, the Bank charged interest at rates between 2.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loan s between 4.5% to 11.5%, on m oney market loans between 3.25% to 5.6%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

For the year ended Decem ber 31, 2007, the Ba nk charged interest at rates between 1.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loan s between 1.0% to 14.0%, on m oney market loans between 3.55% to 4.85%, on default loans at 15.0% and on other loans between 2.625% to 11.5%.

As at Decem ber 31, 2008 and 2007, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 681.4 million and Baht 1,963.8 million, respectively.

The Bank follows the BOT guidelines in estim ating the m inimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and t he separate financia l statem ents, investm ents in subsidiaries and associated companies as at December 31, 2008 and 2007 are shown in Note 5.4.2.

In the consolidated f inancial statem ents, loans to and com mitments between the Bank and associated com panies, and in the separate fi nancial statem ents, loans to and com mitments between the Bank and subsidiary and associated companies, consisted of the f ollowing as at December 31, 2008 and 2007 :

LOANS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd	--		6,807.5	6,380.4
Associated companies				
BSL Leasing Co., Ltd.	1,465.0 1,	970.0 1,	465.0 1,	970.0
Thai Filament Finishing Co., Ltd.*	- 166.	3	- 166.	3
Thai Polymer Textile Co., Ltd.*	- 334.	2	- 334.	2
Thai Taffeta Textile Co., Ltd.*	- 105.	3	- 105.	3

COMMITMENTS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Subsidiaries				
Bangkok Bank Berhad	--		3.2	2.3
Bualuang Securities PCL.	--		1.5	1.5
BBL Asset Management Co., Ltd.	--		0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	249.4 33.	9	249.4 33.	9
National ITMX Co., Ltd.	0.4 -		0.4 -	
Thai Filament Finishing Co., Ltd.*	- 19.	6	- 19.	6
Thai Polymer Textile Co., Ltd.*	- 5.	5	- 5.	5
Thai Taffeta Textile Co., Ltd.*	- 3.	6	- 3.	6

* As at December 31, 2008, became non-related company

In the consolidated and the separate fina ncial statements as at December 31, 2008 and 2007, loans to and com mitments between the Bank a nd related com panies, in which the Bank has between 10% to 20% shareholding through norm al investm ents consisted m ainly of the following :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	**2007**	**2008**	**2007**
ACL Bank PCL.	28.8 27.	6 28.	8	27.6
Asia Cement PCL.	- 5.	7	-	5.7
Bangkok Mitsubishi UFJ Lease Co., Ltd.	956.0 701.	0 956.	0	701.0
Thana Thep Printing Co., Ltd.	50.5 55.	0 50.	5	55.0
Toyota Leasing (Thailand) Co., Ltd.	5,000.0 4,	500.0 5,	000.0	4,500.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	**2007**	**2008**	**2007**
ACL Bank PCL.	0.4 0.	3 0.	4	0.3
Asia Cement PCL.	436.9 436.	9 436.	9	436.9
Asia Lamp Industry Co., Ltd.	6.6 6.	7 6.	6	6.7
Aspac Co., Ltd.	- 1.	7	-	1.7
Bangkok Mitsubishi UFJ Lease Co., Ltd.	- 114.	0	-	114.0
Thana Thep Printing Co., Ltd.	1.1 1.	1 1.	1	1.1

As at December 31, 2008 and 2007, the Bank had deposits from related parties as follows :

		Million Baht
	2008	**2007**
Subsidiaries		
BBL (Cayman) Limited	705.8 655.	2
Bangkok Bank Berhad	86.8 18.	1
Sinnsuptawee Asset Management Co., Ltd.	1,330.3 357.	1
BBL Asset Management Co., Ltd.	11.6 6.	3
Bualuang Securities PCL.	20.2 39.	6
Associated companies		
BSL Leasing Co., Ltd.	25.5 27.	0
National ITMX Co., Ltd.	2.1 4.	2
PCC Capital Co., Ltd.	52.9 67.	4
Processing Center Co., Ltd.	159.0 52.	8
WTA (Thailand) Co., Ltd.	0.0 0.	0
Thai Digital ID Co., Ltd.	43.5 30.	2
Thai Filament Finishing Co., Ltd.*	- 33.	0
Thai Polymer Textile Co., Ltd.*	- 23.	1
Thai Taffeta Textile Co., Ltd.*	- 10.	3
Related restructured debtors	609.3 2,	331.5
Other related parties	5,282.3 6,	441.7

* As at December 31, 2008, became non-related company

As at Decem ber 31, 2008 and 2007, the Bank had assets, liabilities and com mitments with related parties, and changes thereto, which can be summarized as follows :

			Million Baht
	2008	2007	Change Increase (Decrease)
PLACEMENT			
Subsidiaries	1,572.9 475.	3	1,097.6
LOANS			
Subsidiaries	6,807.5 6,	380.4	427.1
Associated companies	1,465.0 2,	575.8	(1,110.8)
Related restructured debtors	7,826.9 10,	776.8	(2,949.9)
Other related parties	10,775.0 11,	640.6	(865.6)
Total	26,874.4 31,	373.6	(4,499.2)
OTHER ASSETS			
Subsidiaries	442.5 -		442.5
DEPOSITS			
Subsidiaries	2,154.7 1,	076.3	1,078.4
Associated companies	283.0 248.	0	35.0
Related restructured debtors	609.3 2,	331.5	(1,722.2)
Other related parties	5,282.3 6,	441.7	(1,159.4)
Total	8,329.3 10,	097.5	(1,768.2)
BORROWINGS			
Subsidiaries	448.2 838.	1	(389.9)
OTHER LIABILITIES			
Subsidiaries (Note 5.4)	1,591.0 1,	591.0	-
COMMITMENTS			
Subsidiaries	4.7 3.	8	0.9
Associated companies	249.8 62.	6	187.2
Related restructured debtors	888.3 1,	828.4	(940.1)
Other related parties	1,205.8 5,	708.4	(4,502.6)
Total	2,348.6 7,	603.2	(5,254.6)

Significant accounting transactions between the Bank and subsidiaries, associated com panies and other related parties were transacted under normal business practices. The price, interest rates, com mission charges, term s and conditions are determ ined on an arm 's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at Decem ber 31, 2008 and 2007, m aterial accr ued incom e and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	**2007**	**2008**	**2007**
Subsidiaries				
Accrued interest receivable	- -		31.1	17.4
Fees receivable	- - -			48.5
Accrued interest payable	- -		0.0	6.6
Associated companies				
Accrued interest receivable	15.1 4.	8	15.1	4.8
Accrued interest payable	0.1 1.	1 0.	1	1.1
Other related parties				
Accrued interest receivable	123.8 113.	8 123.	8	113.8
Accrued interest payable	24.6 48.	6 24.	6	48.6

For the years ended Decem ber 31, 2008 and 2007, m aterial income and expenses between the Bank and related parties are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,		SEPARATE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,	
	2008	2007	2008	2007
Subsidiaries				
Interest and discount received	--		285.5	417.8
Fees and service income	--		427.7	293.2
Dividend income	--		183.2	119.0
Other income	--		1.9	1.0
Interest paid	--		69.7	74.0
Other expenses	--		20.1	5.2
Associated companies				
Interest and discount received	121.9 222.	4	121.9 222.	4
Fees and service income	3.1 3.	2	3.1 3.	2
Dividend income	24.3 6.	7	24.3 6.	7
Other income	7.1 0.	1	7.1 0.	1
Interest paid	3.8 5.	2	3.8 5.	2
Other expenses	97.0 106.	0	97.0 106.	0
Other related parties				
Interest and discount received	1,199.9 1,	201.5	1,199.9 1,	201.5
Fees and service income	21.6 22.	9	21.6 22.	9
Interest paid	94.7 138.	3	94.7 138.	3
Other expenses	735.9 348.	2	735.9 348.	2

For the year ended Decem ber 31, 2008, the Bank sold properties for sale to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 638.1 million for Baht 443.9 million, which were its f air value. However, since the Bank had previously set aside allowance for impairment of properties for sale am ounting to Baht 194.2 million, there was no gain or loss to the Bank from these sale transactions. No such transactions were entered into in the year ended December 31, 2007.

In accordance with the BOT's letter num ber ThorPorTor. SorNorSor. (01) W or. 3258/2543 relating to the regulation of the Asset Mana gement Company (AMC), dated Novem ber 27, 2000, which required the Bank to disclose the st atements of cash flows of the AMC of the Bank in the notes to the f inancial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Million Baht

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss before tax	(43.6) (	124.0)
Items to reconcile net loss to cash received (paid) from operating activities		
Depreciation	0.5 0.	4
Net income from disposal of equipment	- (0	.2)
Loss on impairment of properties for sale	1.7 28.	1
Interest and dividend income	(98.7) (	100.3)
Interest expenses	220.0 292.	1
Proceeds from interest and dividend income	98.7 100.	7
Interest expenses paid	(219.9) (	292.4)
Other income	-	(3.9)
Loss from operations before change in operating assets and liabilities	(41.3) (	99.5)
Operating assets (increase) decrease		
Notes receivable	- 0.	2
Receivables from rental of properties	0.0 0.	2
Properties for sale	125.9 281.	5
Prepaid expenses	0.0 0.	0
Advance payment for properties for sale	1.4 -	
Deposits	0.4 (	0.0)
Advance payment	- 0.	0
Other assets	0.0 (	0.0)
Operating liabilities increase (decrease)		
Accrued expenses	0.1 1.	0
Deposits	29.3 10.	2
Rental deposit for properties for sale	- 13.	0
Deposit for properties for sale rental	(0.5) (0	.0)
Other liabilities	0.0 (	1.1)
Cash provided by operating activities before income tax	115.3 205.	5
Income tax paid	(17.4)	(40.9)
Withholding tax recoverable returned	-	15.0
Net cash provided by operating activities	97.9	179.6
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of equipment	- 0.	2
Purchase of equipment	(0.0) (1	.6)
Net cash used in investing activities	(0.0) (1	.4)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received from loan from the parent company	1,027.0	-
Cash paid for loan from the parent company	(600.0) (	300.0)
Net cash provided by (used in) financing activities	427.0 (	300.0)
Net increase (decrease) in cash and cash equivalent items	524.9 (	121.8)
Cash and cash equivalent items as at January 1,	344.2 466.	0
Cash and cash equivalent items as at December 31,	869.1 344.	2

5.26 Other benefits to directors and persons with managing authority

The Bank has not extended extraordinary m onetary and/or non-m onetary benefits to the Banks' directors, executives at the level of executive vice president and higher, except for ordinary benefits to the directors and executives.

5.27 Long-term leases

Long-term leases consisted of the following as at December 31, 2008 and 2007 :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2008	2007	2008	2007
Type of lease	**Period**				
Land and/or premises	2008 - 2017 512.	7	401.6	511.9	400.4
Land and/or premises	2018 - 2027 65.	2	34.1	65.2	34.1
Land and/or premises	2028 - 2037 8.	2	3.2	8.2	3.2
Total	586.	1	438.9	585.3	437.7

5.28 The financial position and the results of operation by domestic and foreign operations

5.28.1 The financial position as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2008			2007		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,351,304.5	325,806.7 1,	677,111.2 1,	245,780.1	350,191.3 1,	595,971.4
Interbank and money market items	34,156.4 104,	741.0 138,	897.4	13,356.5 164,	008.4 177,	364.9
Investments	269,463.6	14,377.8 283,	841.4 306,	036.0	5,964.8 312,	000.8
Loans	972,429.5 208,	787.6	1,181,217.1 860,	439.4 181,	634.8	1,042,074.2
LIABILITIES						
Deposits	1,213,878.8	108,408.6 1,	322,287.4 1,	174,878.5	102,492.8 1,	277,371.3
Interbank and money market items	18,564.4 37,	335.0 55,	899.4 20,	859.7 43,	296.7 64,	156.4
Borrowings	59,263.6	9,863.8 69,	127.4 33,	661.7	9,053.7 42,	715.4
CONTINGENCIES	859,671.1 189,	841.9	1,049,513.0 872,	670.2 163,	981.6	1,036,651.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2008			2007		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,352,298.6	307,544.9	1,659,843.5	1,244,700.4	331,098.3	1,575,798.7
Interbank and money market items	33,413.6	100,978.1	134,391.7	12,282.3	153,761.3	166,043.6
Investments	271,515.0	14,942.8	286,457.8	308,368.4	7,972.2	316,340.6
Loans	978,207.7	193,508.5	1,171,716.2	864,835.6	170,555.4	1,035,391.0
LIABILITIES						
Deposits	1,215,209.0	96,267.7	1,311,476.7	1,175,241.8	91,826.6	1,267,068.4
Interbank and money market items	18,893.2	33,991.2	52,884.4	20,900.2	37,207.1	58,107.3
Borrowings	59,263.6	8,964.8	68,228.4	33,661.6	8,393.1	42,054.7
CONTINGENCIES	859,672.6	186,761.8	1,046,434.4	872,671.8	159,676.6	1,032,348.4

5.28.2 The results of operations for the years ended December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2008			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	72,285.7	15,539.7	(7,203.7)	80,621.7
Interest expenses	(23,750.0)	(11,148.3)	7,203.7	(27,694.6)
Net interest income	48,535.7	4,391.4	-	52,927.1
Non-interest income	19,870.9	1,695.0	(0.1)	21,565.8
Non-interest expenses	(37,884.8)	(7,118.7)	0.1	(45,003.4)
Income before income tax	30,521.8	(1,032.3)	-	29,489.5

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2007			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	71,454.2	18,139.9	(9,343.1)	80,251.0
Interest expenses	(28,408.4)	(14,172.3)	9,343.1	(33,237.6)
Net interest income	43,045.8	3,967.6	-	47,013.4
Non-interest income	21,287.2	1,868.9	-	23,156.1
Non-interest expenses	(36,698.8)	(4,913.0)	-	(41,611.8)
Income before income tax	27,634.2	923.5	-	28,557.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2008			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	72,524.8 14,	478.5	(7,091.5)	79,911.8
Interest expenses	(23,760.9) (	10,518.4)	7,091.5	(27,187.8)
Net interest income	48,763.9 3,	960.1	-	52,724.0
Non-interest income	18,620.8 1,	581.5	(0.1)	20,202.2
Non-interest expenses	(37,009.1) (	6,792.9)	0.1	(43,801.9)
Income before income tax	30,375.6 (	1,251.3)	-	29,124.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	71,685.6 17,	297.7	(9,264.5)	79,718.8
Interest expenses	(28,421.9) (	13,727.2)	9,264.5	(32,884.6)
Net interest income	43,263.7 3,	570.5	-	46,834.2
Non-interest income	20,039.1 1,	755.6	-	21,794.7
Non-interest expenses	(35,914.3) (	4,495.8)	-	(40,410.1)
Income before income tax	27,388.5 830.	3	-	28,218.8

The basis for the determination of income and expenses charge between the branches and head office or between the branches is established by the head office, which is closed to the funding cost.

5.29 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a f inancial liability or equity instrum ent of another enterprise at the same time.

5.29.1 Interest rate risk

Interest rate risk in the f inancial statem ents arises f rom the potential change in interest rates which m ay have an adverse e ffect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transacti ons to m anage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at December 31, 2008 and 2007 :

Million Baht

	2008							
	Call to 1 Month	**1 – 3 Months**	**3 – 12 Months**	**1 – 5 Years**	**Over 5 Years**	**Non - interest bearing**	**Non - accrual Loans**	**Total**
Financial Assets								
Interbank and money market items*	64,379.5	19,457.4 9,	949.9 1,	007.2	-	39,628.0**	-	134,422.0
Investment in securities and securities purchased under resale agreements	22,456.8	38,878.5 93,	819.3 84,	703.7 24,	025.6	30,959.9	-	294,843.8
Loans	711,189.4	193,293.7	126,532.5 67,	680.7 22,	209.0	5,635.1	45,175.8	1,171,716.2
Financial Liabilities								
Deposits	767,001.9 300,	590.1	182,411.8	9,002.3	-	52,470.6	-	1,311,476.7
Interbank and money market items	19,201.2 19,	287.3	6,813.1	105.9	-	7,476.8	-	52,884.3
Liabilities payable on demand	5,425.3	--	-	-		-	-	5,425.3
Borrowings	11,719.2 26,	226.6	20,985.9	316.5	8,980.2	-	-	68,228.4

* Excluding allowance for doubtful accounts amounting to Baht 30.3 million.

** Including accrued interest receivables.

Million Baht

	2007							
	Call to 1 Month	1-3 Months	3-12 Months	1-5 Years	Over 5 Years	Non-interest bearing	Non-accrual Loans	Total
Financial Assets								
Interbank and money market items*	56,501.7	41,102.4	52,784.3	644.5	-	15,041.2**	-	166,074.1
Investment in securities and securities purchased under resale agreements	14,149.9	24,017.0	131,295.8	98,099.4	21,176.8	37,801.7	-	326,540.6
Loans	620,807.4	147,565.0	117,784.2	55,890.7	10,494.4	8,795.3	74,054.0	1,035,391.0
Financial Liabilities								
Deposits	680,418.9	415,018.0	113,178.2	4,216.2	-	54,237.1	-	1,267,068.4
Interbank and money market items	22,907.6	15,980.5	11,959.9	933.0	-	6,326.3	-	58,107.3
Liabilities payable on demand	5,589.6	- -	-	-		-	-	5,589.6
Borrowings	3,357.6	15,703.1	14,350.9	182.4	8,460.7	-	-	42,054.7

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at December 31, 2008 and 2007 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2008	2007	2008	2007
Fixed interest rate	409,591.8	315,220.5	409,591.8	315,220.5
Floating interest rate	569,645.1	551,599.3	568,615.8	549,615.1
Total	979,236.9	866,819.8	978,207.6	864,835.6

* Excluding allowance for doubtful accounts amounting to Baht 30.5 million.

** Including accrued interest receivables.

5.29.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

5.29.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, almost all exposures as at December 31, 2008 were to non-financial institutions customers and half of the total exposure as at December 31, 2007 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at December 31, 2008 and December 31, 2007 were approximately three months and six months, respectively, almost all contracts were under one year tenor. For the currency swaps, almost all exposures as at December 31, 2008 were to financial institutions and as at December 31, 2007 were to non-financial institutions customers. For the interest rate swaps, all exposures as at December 31, 2008 and 2007 were to non-financial institutions customers.

The following table shows the credit risk of the Bank's derivative financial instruments as at December 31, 2008 and 2007 :

		Million Baht
	2008	**2007**
Forward foreign exchange contracts	5,651.9 2,	226.7
Currency swaps	39.8 17.	3
Interest rate swaps	4.3 2.	3
Total	5,696.0 2,	246.3

5.29.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's aver age balance of earning financial assets and interest-bearing f inancial liabilities, interest incom e/expense and dividend income and average interest and divide nd rates for the years ended Decem ber 31, 2008 and 2007 :

Million Baht

	2008 Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	154,837.9 4,	981.5	3.2%
Investments, net	290,246.0 11,	281.5	3.9%
Loans	1,123,820.9 63,	648.8	5.7%
Total	1,568,904.8 79,	911.8	
Interest-bearing Financial Liabilities			
Deposits	1,281,039.0 23,	552.8	1.8%
Interbank and money market items	58,905.0 611.	8	1.0%
Borrowings and subordinated bonds	59,312.9 3,	023.2	5.1%
Total	1,399,256.9 27,	187.8	

			Million Baht
		2007	
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	187,507.7 8,	350.3	4.5%
Investments, net	318,141.8 13,	001.5	4.1%
Loans	980,035.6 58,	367.0	6.0%
Total	1,485,685.1 79,	718.8	
Interest-bearing Financial Liabilities			
Deposits	1,254,403.3 29,	021.7	2.3%
Interbank and money market items and securities sold under repurchase agreements	53,628.7 1,	832.5	3.4%
Borrowings and subordinated bonds	19,489.9 2,	030.4	10.4%
Total	1,327,521.9 32,	884.6	

5.29.5 Maturity profile of assets and liabilities

The following table presents the Bank's m aturity profile of on-balance-sheet financial assets and financial liabilities as at December 31, 2008 and 2007 :

Million Baht

	2008					
	Up to 1 Year	**1 to 5 Years**	**Over 5 Years**	**No Maturity**	**Non - accrual Loans**	**Total**
Interbank and money market items*	133,065.4	1,356.6	-	-	-	134,422.0
Investments and securities purchased under resale agreements	121,937.2	115,901.1	26,045.6	30,959.9	-	294,843.8
Loans**	650,107.3	328,958.3	147,474.8	-	45,175.8	1,171,716.2
Deposits	1,302,474.4	9,002.3	-	-	-	1,311,476.7
Interbank and money market items	52,778.4	105.9	-	-	-	52,884.3
Liabilities payable on demand	5,425.3	-	-	-	-	5,425.3
Borrowings	58,931.7	316.5	8,980.2	-	-	68,228.4

Million Baht

	2007					
	Up to 1 Year	**1 to 5 Years**	**Over 5 Years**	**No Maturity**	**Non - accrual Loans**	**Total**
Interbank and money market items***	165,091.9	982.2	-	-	-	166,074.1
Investments and securities purchased under resale agreements	150,417.5	115,356.4	22,965.0	37,801.7	-	326,540.6
Loans**	545,788.6	292,642.8	122,905.6	-	74,054.0	1,035,391.0
Deposits	1,262,852.2	4,216.2	-	-	-	1,267,068.4
Interbank and money market items	57,174.3	933.0	-	-	-	58,107.3
Liabilities payable on demand	5,589.6	-	-	-	-	5,589.6
Borrowings	33,411.6	182.4	8,460.7	-	-	42,054.7

---

* Excluding allowance for doubtful accounts amounting to Baht 30.3 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

*** Excluding allowance for doubtful accounts amounting to Baht 30.5 million.

5.29.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability risk management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

Credit derivatives

Credit derivatives are agreements to buy/sell guarantees of credit risks relating to the ability to repay the underlying assets. Such agreements may be in the form of embedded derivatives or derivatives.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at December 31, 2008 and 2007 :

Million Baht

	2008 Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	733,407.2	300.6	733,707.8	155.4
Currency swaps	29.0	2,733.6	2,762.6	6.5
Interest rate swaps	3,600.0	2,865.4	6,465.4	(172.9)
Credit derivatives	-	1,747.2	1,747.2	(978.8)

Million Baht

	2007 Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	740,630.0	1,606.7	742,236.7	444.1
Currency swaps	986.5	518.8	1,505.3	11.6
Interest rate swaps	-	3,600.0	3,600.0	0.3
Credit derivatives	-	1,688.4	1,688.4	(698.6)

5.29.7 Fair value of financial instruments

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at December 31, 2008 and 2007 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	41,505.8	41,505.8	35,715.1	35,715.1
Interbank and money market items	138,897.4	138,897.4	177,364.9	177,364.9
Securities purchased under resale agreements	-	-	10,200.0	10,200.0
Investments	283,841.4	296,907.5	312,000.8	325,340.6
Loans and accrued interest receivables, net	1,124,272.1	1,124,272.1	977,698.0	977,698.0
Customers' liabilities under acceptances	492.9	492.9	554.3	554.3
Financial Liabilities				
Deposits	1,322,287.4	1,322,287.4	1,277,371.3	1,277,371.3
Interbank and money market items	55,899.4	55,899.4	64,156.4	64,156.4
Liabilities payable on demand	5,449.8	5,449.8	5,703.0	5,703.0
Borrowings	69,127.4	74,243.2	42,715.4	50,982.2
Bank's liabilities under acceptances	492.9	492.9	554.3	554.3
Interest payable	6,992.4	6,992.4	9,497.5	9,497.5

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	41,413.6 41,	413.6	35,655.3	35,655.3
Interbank and money market items	134,391.7 134,	391.7	166,043.6	166,043.6
Securities purchased under resale agreements	- -		10,200.0	10,200.0
Investments	286,457.8 299,	474.2	316,340.6	329,615.3
Loans and accrued interest receivables, net	1,115,338.7 1,	115,338.7	971,464.2	971,464.2
Customers' liabilities under acceptances	492.9 492.	9	554.3	554.3
Financial Liabilities				
Deposits	1,311,476.7 1,	311,476.7	1,267,068.4	1,267,068.4
Interbank and money market items	52,884.4 52,	884.4	58,107.3	58,107.3
Liabilities payable on demand	5,425.3 5,	425.3	5,589.6	5,589.6
Borrowings	68,228.4 73,	344.2	42,054.7	50,321.5
Bank's liabilities under acceptances	492.9 492.	9	554.3	554.3
Interest payable	6,907.9 6,	907.9	9,413.3	9,413.3

The following methods and assumptions were used by the Bank in estimating the fair value of financial instruments as disclosed herein :

For cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, Bank's liabilities under acceptances and interest payable, the carrying amounts in the balance sheet approximate the fair value of the items.

For trading securities, available-for-sale securities, and held-to-maturity debt securities, the fair value is based on the market value. For non-marketable debt securities, the fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, for which the fair value is estimated based on the discounted cash flow method or the net book value amount; and listed securities acquired through debt restructuring with trading restrictions, for which the fair value is estimated based on the discounted cash flow method or the last bid price on SET on the day that the securities were transferred for debt repayment.

The fair value for loans and accrued interest receivables is based on the carrying value of the loans and accrued interest receivables, net of the allowance for doubtful accounts, as most of the loans are floating rate loans.

The fair value for borrowings is based on the market value.

The fair value of forward foreign exchange rate contracts is based on the market value of instruments with similar characteristics and maturities. The fair value of interest rate swaps and cross currency swaps is estimated by using discounted models based on the current market yields and the maturity of similar instruments. The fair value of credit derivatives is based on the market value of the instrument if there is a quoted price in an active market or on the valuation made by a reliable institution if it is not traded in an active market.

Disclosures for the consolidated financial statements for financial instruments as at December 31, 2008 and 2007 have not been provided for some part, as such information is not significantly different from the disclosures for the separate financial statements.

5.30 Approval of the financial statements

On February 24, 2009, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.